Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                    No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                    No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended September 30, 2017 Report on Review of Interim Financial Information
2.	3Q17 Earnings release
3.	Board of Directors Minutes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Interim Financial Information

for the Nine-Month Period

Ended September 30, 2017 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated

Interim Financial Information

for the Nine-Month Period Ended September 30, 2017

Table of Contents

Report on the Review of Quarterly Information	3 – 4

Balance Sheets	5 – 6

Income Statements	7 – 8

Statements of Comprehensive Income	9 – 10

Statements of Changes in Shareholders’ Equity	11 – 12

Statements of Cash Flows - Indirect Method	13 – 14

Statements of Value Added	15

Notes to the Interim Financial Information	16 – 96

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the review of quarterly information - ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information - ITR Form for the quarter ended September 30, 2017, which comprise the balance sheet as of September 30, 2017 and related statements of income, comprehensive income for the three and nine-month period then ended and changes in shareholders’ equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21(R1) – Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was carried out in accordance with the Brazilian and international review standards for interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Other matters

Interim statements of value added

The individual and consolidated statements of value added for the nine-month period ended September 30, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Corresponding amounts

The corresponding amounts for the balance sheets, individual and consolidated, as of December 31, 2016 were previously audited by other auditors who issued an unqualified opinion dated February 22, 2017. The corresponding amounts for the individual and consolidated statements of income and comprehensive income for the three and nine-month, changes in shareholders’ equity and cash flows for the nine-month period then ended September 30, 2016 were previously reviewed by other independent auditors who issued an unqualified conclusion dated November 9, 2016. The corresponding amounts for the statements of value added (DVA), both individual and consolidated, for the nine-month period ended September 30, 2016, were submitted to the same review procedures by those independent auditors and, based on its review, those auditors issued an unqualified conclusion that nothing has come to their attention of any facts that would lead them to believe that the DVA was not prepared, in all material respects, consistently with the individual and consolidated Quarterly Financial Information taken as whole.

São Paulo, November 8, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Wagner Bottino

Accountant CRC 1SP196907/O-7

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of September 30, 2017 and December 31, 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Current assets
Cash and cash equivalents	4	59,431	127,944	4,953,219	4,274,158
Financial investments	4	19,280	1,052	1,306,497	1,412,587
Trade receivables, net	5	-	-	3,893,939	3,502,322
Inventories, net	6	-	-	2,967,886	2,761,207
Recoverable taxes, net	7	31,067	37,620	667,640	541,772
Dividends receivable		-	354,150	-	8,616
Other receivables		2,429	3,884	87,652	20,573
Trade receivables – insurer’s indemnification	33	-	-	-	366,678
Prepaid expenses, net	10	1,063	98	123,657	123,883
Total current assets		113,270	524,748	14,000,490	13,011,796

Non-current assets
Financial investments	4	-	-	96,101	15,104
Trade receivables, net	5	-	-	269,358	227,085
Related parties	8.a	784,744	772,425	490	490
Deferred income and social contribution taxes	9.a	28,881	22,462	474,448	417,344
Recoverable taxes, net	7	49,775	35,010	284,317	182,617
Escrow deposits	20.a	148	148	817,429	778,770
Other receivables		-	-	1,094	2,678
Prepaid expenses, net	10	-	-	308,263	222,518
Total long term assets		863,548	830,045	2,251,500	1,846,606

Investments
In subsidiaries	11.a	8,846,909	8,190,100	-	-
In joint-ventures	11.a; 11.b	52,343	45,409	126,251	116,142
In associates	11.c	-	-	24,573	22,731
Other		-	-	2,792	2,814
Property, plant, and equipment, net	12	-	-	6,129,459	5,787,982
Intangible assets, net	13	246,163	246,163	3,500,553	3,371,599
		9,145,415	8,481,672	9,783,628	9,301,268

Total non-current assets		10,008,963	9,311,717	12,035,128	11,147,874

Total assets		10,122,233	9,836,465	26,035,618	24,159,670

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of September 30, 2017 and December 31, 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Current liabilities
Loans	14	-	-	1,453,231	1,821,398
Debentures	14.g	802,238	32,479	1,499,505	651,591
Finance leases	14.i	-	-	2,689	2,615
Trade payables	15	207	330	1,578,852	1,709,653
Salaries and related charges	16	245	204	391,210	362,718
Taxes payable	17	405	726	201,472	171,033
Dividends payable	23.g	13,716	316,848	15,414	320,883
Income and social contribution taxes payable		-	-	147,521	139,981
Post-employment benefits	18.b	-	-	23,211	24,940
Provision for asset retirement obligation	19	-	-	4,831	4,563
Provision for tax, civil, and labor risks	20.a	-	-	54,566	52,694
Trade payables – customers’ indemnification	33	-	-	81,636	99,863
Other payables		-	2,359	105,438	102,714
Deferred revenue	21	-	-	20,672	22,300
Total current liabilities		816,811	352,946	5,580,248	5,486,946
Non-current liabilities
Loans	14	-	-	6,329,119	6,800,135
Debentures	14.g	-	799,904	3,791,426	2,095,290
Finance leases	14.i	-	-	46,452	46,101
Related parties	8.a	3,536	679	4,240	4,272
Deferred income and social contribution taxes	9.a	-	-	3,428	7,645
Post-employment benefits	18.b	-	-	129,100	119,811
Provision for asset retirement obligation	19	-	-	73,158	73,001
Provision for tax, civil, and labor risks	20.a	1,295	1,884	653,649	727,088
Deferred revenue	21	-	-	12,550	12,510
Subscription warrants – indemnification	22	171,982	153,429	171,982	153,429
Other payables		-	-	84,488	74,884
Total non-current liabilities		176,813	955,896	11,299,592	10,114,166
Shareholders’ equity
Share capital	23.a; 23.e	5,171,752	3,838,686	5,171,752	3,838,686
Capital reserve	23.c	555,152	552,038	555,152	552,038
Treasury shares	23.b	(480,194)	(483,879)	(480,194)	(483,879)
Revaluation reserve on subsidiaries	23.d	4,992	5,339	4,992	5,339
Profit reserves	23.e	3,133,326	4,466,392	3,133,326	4,466,392
Additional dividends to the minimum mandatory dividends	23.g	-	165,515	-	165,515
Retained earnings		707,810	-	707,810	-
Valuation adjustments	2.c; 2.o; 23.f	26,686	(23,987)	26,686	(23,987)
Cumulative translation adjustments	2.c; 2.r; 23.f	9,085	7,519	9,085	7,519
Shareholders’ equity attributable to:
Shareholders of the Company		9,128,609	8,527,623	9,128,609	8,527,623
Non-controlling interests in subsidiaries		-	-	27,169	30,935
Total shareholders’ equity		9,128,609	8,527,623	9,155,778	8,558,558
Total liabilities and shareholders’ equity		10,122,233	9,836,465	26,035,618	24,159,670

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the nine-month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016
Net revenue from sales and services	24	-	-	58,433,515	58,267,702
Cost of products and services sold	25	-	-	(53,086,325)	(53,073,251)

Gross profit		-	-	5,347,190	5,194,451

Operating income (expenses)
Selling and marketing	25	-	-	(2,153,701)	(1,965,256)
General and administrative	25	-	-	(1,160,567)	(1,047,708)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	-	-	(754)	(2,066)
Other operating income, net	27	1	33	78,657	90,073

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		1	33	2,110,825	2,269,494
Financial income	28	78,011	108,688	451,265	341,098
Financial expenses	28	(92,096)	(141,567)	(806,118)	(982,264)
Share of profit of subsidiaries, joint ventures and associates	11	1,179,742	1,148,375	16,111	5,385

Income before income and social contribution taxes		1,165,658	1,115,529	1,772,083	1,633,713

Income and social contribution taxes
Current	9.b; 9c	(2,661)	(5,349)	(688,489)	(562,499)
Deferred	9.b	6,419	16,017	89,538	63,842
		3,758	10,668	(598,951)	(498,657)

Net income for the period		1,169,416	1,126,197	1,173,132	1,135,056

Net income for the period attributable to:
Shareholders of the Company		1,169,416	1,126,197	1,169,416	1,126,197
Non-controlling interests in subsidiaries		-	-	3,716	8,859

Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	2.1585	2.0803	2.1585	2.0803
Diluted	29	2.1427	2.0647	2.1427	2.0647

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	07/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	07/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016
Net revenue from sales and services	24	-	-	20,532,587	19,445,181
Cost of products and services sold	25	-	-	(18,454,915)	(17,662,284)

Gross profit		-	-	2,077,672	1,782,897

Operating income (expenses)
Selling and marketing	25	-	-	(729,254)	(675,185)
General and administrative	25	-	-	(408,747)	(369,579)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	-	-	(604)	(58)
Other operating income, net	27	1	31	15,746	14,471

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		1	31	954,813	752,546
Financial income	28	22,595	35,301	149,966	120,171
Financial expenses	28	(15,729)	(33,999)	(270,799)	(322,421)
Share of profit of subsidiaries, joint ventures and associates	11	550,656	375,970	4,024	2,344

Income before income and social contribution taxes		557,523	377,303	838,004	552,640

Income and social contribution taxes
Current	9.b; 9c	(474)	(937)	(380,073)	(159,773)
Deferred	9.b	(1,903)	453	97,687	(12,781)
		(2,377)	(484)	(282,386)	(172,554)

Net income for the period		555,146	376,819	555,618	380,086

Net income for the period attributable to:
Shareholders of the Company		555,146	376,819	555,146	376,819
Non-controlling interests in subsidiaries		-	-	472	3,267

Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	1.0247	0.6960	1.0247	0.6960
Diluted	29	1.0172	0.6906	1.0172	0.6906

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the nine-month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016

Net income for the period attributable to shareholders of the Company		1,169,416	1,126,197	1,169,416	1,126,197
Net income for the period attributable to non-controlling interests in subsidiaries		-	-	3,716	8,859

Net income for the period		1,169,416	1,126,197	1,173,132	1,135,056

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	2.c; 23.f	50,697	(29,300)	50,697	(29,300)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	2.c; 2.r; 23.f	1,566	(71,202)	1,566	(71,202)

Items that are not subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net	2.o; 23.f	(24)	2,856	(24)	2,856

Total comprehensive income for the period		1,221,655	1,028,551	1,225,371	1,037,410
Total comprehensive income for the period attributable to shareholders of the Company		1,221,655	1,028,551	1,221,655	1,028,551
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	3,716	8,859

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	07/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	07/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016

Net income for the period attributable to shareholders of the Company		555,146	376,819	555,146	376,819
Net income for the period attributable to non-controlling interests in subsidiaries		-	-	472	3,267

Net income for the period		555,146	376,819	555,618	380,086

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	2.c; 23.f	52,093	68,397	52,093	68,397
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	2.c; 2.r; 23.f	(2,378)	4,973	(2,378)	4,973

Items that are not subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net	2.o; 23.f	-	-	-	-

Total comprehensive income for the period		604,861	450,189	605,333	453,456
Total comprehensive income for the period attributable to shareholders of the Company		604,861	450,189	604,861	450,189
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	472	3,267

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the nine-month period ended September 30, 2017 and 2016

 (In thousands of Brazilian Reais)

						Profit reserve			Cumulative other comprehensive income				Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December 31, 2016		3,838,686	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	-	165,515	8,527,623	30,935	8,558,558
Net income for the period		-	-	-	-	-	-	-	-	-	1,169,416	-	1,169,416	3,716	1,173,132
Other comprehensive income:
Fair value adjustments of available for sale, net	2.c; 23.f	-	-	-	-	-	-	-	50,697	-	-	-	50,697	-	50,697
Actuarial losses of post-employment benefits, net	2.o; 23.f	-	-	-	-	-	-	-	(24)	-	-	-	(24)	-	(24)
Currency translation of foreign subsidiaries, net	2.c;2.r; 23.f	-	-	-	-	-	-	-	-	1,566	-	-	1,566	-	1,566
Total comprehensive income for the period		-	-	-	-	-	-	-	50,673	1,566	1,169,416	-	1,221,655	3,716	1,225,371

Capital increase through reserves	23.e	1,333,066	-	-	-	-	-	(1,333,066)	-	-	-	-	-	-	-
Sale of treasury shares	8.c; 23.b	-	3,114	3,685	-	-	-	-	-	-	-	-	6,799	-	6,799
Realization of revaluation reserve of subsidiaries	23.d	-	-	-	(347)	-	-	-	-	-	347	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	-	-	-	-	-	-	-	-	-	(85)	-	(85)	-	(85)
Interim dividends		-	-	-	-	-	-	-	-	-	(461,868)	-	(461,868)	-	(461,868)
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(7,482)	(7,482)
Approval of additional dividends by the Shareholders’ Meeting	23.g	-	-	-	-	-	-	-	-	-	-	(165,515)	(165,515)	-	(165,515)

Balance as of September 30, 2017		5,171,752	555,152	(480,194)	4,992	550,428	2,582,898	-	26,686	9,085	707,810	-	9,128,609	27,169	9,155,778

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the nine-month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais)

						Profit reserve			Cumulative other comprehensive income				Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December 31, 2015		3,838,686	546,607	(490,881)	5,590	472,350	1,996,583	1,333,066	18,953	66,925	-	157,162	7,945,041	29,088	7,974,129
Net income for the period		-	-	-	-	-	-	-	-	-	1,126,197	-	1,126,197	8,859	1,135,056
Other comprehensive income:
Fair value adjustments of available for sale, net	2.c; 23.f	-	-	-	-	-	-	-	(29,300)	-	-	-	(29,300)	-	(29,300)
Actuarial gains of post-employment benefits, net	2.o; 23.f	-	-	-	-	-	-	-	2,856	-	-	-	2,856	-	2,856
Currency translation of foreign subsidiaries, net	2.c;2.r; 23.f	-	-	-	-	-	-	-	-	(71,202)	-	-	(71,202)	-	(71,202)
Total comprehensive income for the period		-	-	-	-	-	-	-	(26,444)	(71,202)	1,126,197	-	1,028,551	8,859	1,037,410

Sale of treasury shares	8.c; 23.b	-	5,431	7,002	-	-	-	-	-	-	-	-	12,433	-	12,433
Realization of revaluation reserve of subsidiaries	23.d	-	-	-	(188)	-	-	-	-	-	188	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	-	-	-	-	-	-	-	-	-	(33)	-	(33)	-	(33)
Interim dividends	23.g	-	-	-	-	-	-	-	-	-	(434,619)	-	(434,619)	-	(434,619)
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(6,404)	(6,404)
Approval of additional dividends by the Shareholders’ Meeting	23.g	-	-	-	-	-	-	-	-	-	-	(157,162)	(157,162)	-	(157,162)

Balance as of September 30, 2016		3,838,686	552,038	(483,879)	5,402	472,350	1,996,583	1,333,066	(7,491)	(4,277)	691,733	-	8,394,211	31,543	8,425,754

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

For the nine-month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Cash flows from operating activities
Net income for the period		1,169,416	1,126,197	1,173,132	1,135,056
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(1,179,742)	(1,148,375)	(16,111)	(5,385)
Depreciation and amortization	12; 13	-	-	869,504	819,821
PIS and COFINS credits on depreciation	12; 13	-	-	9,807	9,381
Asset retirement obligation	19	-	-	(1,526)	(2,191)
Interest, monetary, and foreign exchange rate variations		88,213	135,477	589,802	413,106
Deferred income and social contribution taxes	9.b	(6,419)	(16,017)	(89,538)	(63,842)
(Gain) loss on disposal of property, plant and equipment and intangibles	26	-	-	754	2,066
Other provisions and adjustments		-	-	(514)	518

Dividends received from subsidiaries and joint-ventures		922,303	941,052	29,691	6,997

(Increase) decrease in current assets
Trade receivables	5	-	-	(379,804)	(98,763)
Inventories	6	-	-	(199,479)	(17,264)
Recoverable taxes	7	6,553	(6,716)	(125,868)	99,480
Other receivables		1,455	5,046	299,590	(211,654)
Prepaid expenses	10	(965)	(45)	3,339	(8,469)

Increase (decrease) in current liabilities
Trade payables	15	(123)	(2,431)	(130,801)	(362,055)
Salaries and related charges	16	41	8	28,492	(33,349)
Taxes payable	17	(321)	(297)	30,439	(10,029)
Income and social contribution taxes		-	-	613,621	352,109
Post-employment benefits	18.b	-	-	(1,729)	-
Provision for tax, civil, and labor risks	20.a	-	-	1,872	13,127
Other payables		(2,359)	(1,188)	(15,503)	(18,231)
Deferred revenue	21	-	-	(1,628)	(2,825)

(Increase) decrease in non-current assets
Trade receivables	5	-	-	(42,273)	(32,308)
Recoverable taxes	7	(14,765)	(8,744)	(101,700)	(18,161)
Escrow deposits		-	-	(38,659)	(31,179)
Other receivables		-	-	1,584	3,387
Prepaid expenses	10	-	-	(82,060)	(11,514)

Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	-	-	9,265	5,088
Provision for tax, civil, and labor risks	20.a	(589)	16	(73,439)	18,354
Other payables		-	-	9,604	(13,265)
Deferred revenue	21	-	-	40	204

Income and social contribution taxes paid		-	(301)	(606,082)	(514,428)

Net cash provided by operating activities		982,698	1,023,682	1,763,822	1,423,782

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries Statements of Cash Flows - Indirect Method For the nine-month period ended September 30, 2017 and 2016 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Cash flows from investing activities
Financial investments, net of redemptions		(18,228)	(3,436)	23,842	391,844
Acquisition of property, plant, and equipment	12	-	-	(824,785)	(652,030)
Acquisition of intangible assets	13	-	-	(559,873)	(416,414)
Capital increase in subsidiaries	11.a	-	(170)	-	-
Capital increase in joint ventures	11.b	-	-	(16,000)	(30,781)
Proceeds from disposal of property, plant and equipment and intangibles	26	-	-	40,386	21,555

Net cash used in investing activities		(18,228)	(3,606)	(1,336,430)	(685,826)

Cash flows from financing activities
Loans and debentures
Proceeds	14	-	-	3,292,187	1,199,985
Repayments	14	-	-	(1,584,272)	(616,926)
Interest paid	14	(99,805)	(118,669)	(535,280)	(830,700)
Payments of financial lease	14.i	-	-	(3,901)	(3,721)
Dividends paid		(930,515)	(865,170)	(940,151)	(873,637)
Sale of treasury shares	23.b	6,799	12,433	-	-
Related parties	8.a	(9,462)	32,905	-	(100)

Net cash provided by (used in) financing activities		(1,032,983)	(938,501)	228,583	(1,125,099)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	23,086	(17,788)

Increase (decrease) in cash and cash equivalents		(68,513)	81,575	679,061	(404,931)

Cash and cash equivalents at the beginning of the period	4	127,944	48,061	4,274,158	2,702,893

Cash and cash equivalents at the end of the period	4	59,431	129,636	4,953,219	2,297,962

 The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the nine-month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	09/30/2017%		09/30/2016%		09/30/2017%		09/30/2016%
Revenue
Gross revenue from sales and services, except rents and royalties	24	-		-		60,391,883		60,100,008
Rebates, discounts, and returns	24	-		-		(688,423)		(464,085)
Allowance for doubtful accounts - Allowance		-		-		(46,224)		(30,439)
Gain (loss) on disposal of property, plant and equipment and intangibles and other operating income, net	26; 27	-		33		77,903		88,007
		-		33		59,735,139		59,693,491

Materials purchased from third parties
Raw materials used		-		-		(3,797,497)		(3,381,933)
Cost of goods, products, and services sold		-		-		(49,065,379)		(49,591,740)
Third-party materials, energy, services, and others		(11,981)		(10,587)		(1,802,069)		(1,668,955)
Reversal of impairment losses		17,461		15,334		(10,701)		(9,243)
		5,480		4,747		(54,675,646)		(54,651,871)

Gross value added		5,480		4,780		5,059,493		5,041,620

Deductions
Depreciation and amortization	12;13	-		-		(869,504)		(819,821)
PIS and COFINS credits on depreciation	12;13	-		-		(9,807)		(9,381)
		-		-		(879,311)		(829,202)

Net value added by the Company		5,480		4,780		4,180,182		4,212,418

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	11	1,179,742		1,148,375		16,111		5,385
Rents and royalties	24	-		-		98,222		90,164
Financial income	28	78,011		108,688		451,265		341,098
		1,257,753		1,257,063		565,598		436,647

Total value added available for distribution		1,263,233		1,261,843		4,745,780		4,649,065

Distribution of value added
Labor and benefits		4,579	-	3,968	-	1,418,800	30	1,305,450	28
Taxes, fees, and contributions		(1,755)	-	(5,434)	-	1,182,650	25	1,141,585	25
Financial expenses and rents		90,993	7	137,112	11	971,198	20	1,066,974	23
Dividends paid		461,868	37	434,619	34	469,350	10	441,023	9
Retained earnings		707,548	56	691,578	55	703,782	15	694,033	15
Value added distributed		1,263,233	100	1,261,843	100	4,745,780	100	4,649,065	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.      Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments see Note 30.

2.      Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with CPC 21 (R1) - Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”) and in accordance with the International Accounting Standards (“IAS”) 34 – Interim Financial Information as issued by the International Accounting Standards Board (“IASB”).

All relevant specific information of the interim financial information, and only this information, is being presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a.	Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized as services are performed. Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial Assets

In accordance with IAS 32, IAS 39, and International Financial Reporting Standards (“IFRS”) 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•           Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•           Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•           Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•         Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•           Hedge accounting - fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•           Hedge accounting - cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•            Hedge accounting - hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Note 31.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the  subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 31 - Customer Credit Risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company (see Notes 3.b and 11).

A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19), less accumulated depreciation and, when applicable, less provision for losses.

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 12, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•   Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•   Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 32.c).

i.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•

Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•

Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement (see Note 13.v).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, income tax and social contribution, in the same taxable entity and the same taxation authority.

m.	Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index  (“IPCA”) until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

o.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of September 30, 2017 was a gain of R$ 9,085 (gain of R$ 7,519 as of December 31, 2016) - see Note 23.f - Cumulative Translation Adjustments.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On May 19, 2017, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 38, altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a) DIPRO - Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ for purchase and 10.00 VEF/US$ for sale. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors, which transactions are channeled through CENCOEX - Centro Nacional de Comercio Exterior en Venezuela;

b) DICOM - Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar is traded at the variable exchange rate of 3,345.00 VEF/US$ for sale and 3,336.64 VEF/US$ for purchase on September 30, 2017. This rate is applied to all unforeseen currency settlement transactions not expressly set forth in the Foreign Exchange Regulation, which transactions are processed through alternative currency markets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Due to the political and economic situation in Venezuela, the Company’s management uses the DICOM exchange rate in the translation.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income for the nine-month period ended September 30, 2017 amounted to R$ 2,667 (R$ 5,574 gain for the nine-month period ended September 30, 2016).

s.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 31), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 31), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 22 and 31). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented (see Note 13.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

u.	Adjustment to Present Value
The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities. No recognition of present value adjustments that would have relevant effects were identified.

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured at fair value or based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03) - Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

y.	Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of September 30, 2017:

	Equivalent CPC	Effective date
• IAS 7 – Disclosure Initiative – Amendments to IAS 7: clarifications made by the IASB related to liabilities arising from financing activities.	03 (R2)	2017
• IAS 12 – Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12: clarifications made by the IASB on the recognition of deferred tax assets on unrealised losses.	32	2017
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48	2018
• IFRS 15 - Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47	2018
• IFRS 16 - Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	06 (R2)*	2019

(*) CPC has not yet issued pronouncements equivalent to this IFRS, but is expected to do so before the date it becomes effective. The adoption of IFRS is subject to prior approval by the CVM.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company is assessing the potential effects of these standards.

z.	Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on November 8, 2017.

3.        Principles of Consolidation, Investments in Subsidiaries and Acquisition Under Approval

a)       Principles of Consolidation

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b)       Investments in Subsidiaries

The consolidated interim financial information include the following direct and indirect subsidiaries:

			% interest in the share
			09/30/2017		12/31/2016
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Lubrificantes S.A.	Brazil	Ipiranga	-	100	-	100
Integra Frotas Ltda. (1)	Brazil	Ipiranga	-	100	-	-
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda. (2)	Brazil	Ultragaz	-	100	-	-
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Barrington S.L.	Spain	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Overseas Corp.(3)	Virgin Islands	Oxiteno	-	-	-	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100

The percentages in the table above are rounded.

(1)       The main objective of Integra Frotas Ltda. is the management of fleets and fuel supplies.

(2)       Ultragaz Comercial Ltda. may concentrate some activities currently executed by its quotaholders.

(3)       In April 2017, in order to simplify the corporate structure, the Oxiteno Overseas Corp. was merged into Global Petroleum Products Trading Corporation (“GPPTC”).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c)       Association in Progress

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. Under this agreement, the association will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will hold 56% and 44%, respectively, of the new company’s capital. On February 9, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”). The decision of the SG was published in the Brazilian Federal Official Gazette on February 10, 2017. On March 2, 2017, CADE issued a certificate approving the decision published on February 10, 2017. The closing of the association is in progress and is subject to certain usual conditions precedent in transactions of similar nature.

d)       Acquisition Under Approval

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”). The total transaction amount is R$ 2,665 million and will be adjusted by the Interbank Certificate of Deposit (“CDI”), between the execution date and transaction closing date. The amount will still be subject to adjustments related to the variations in Liquigás’ working capital and net debt between December 31, 2015 and the closing date of the transaction. On January 23, 2017, the Extraordinary General Shareholders’ Meeting (“EGM”) of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE.

e)       Unrealized Acquisition

On June 12, 2016, the Company through its subsidiary IPP entered into a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. (“ALE”) and the assets comprising its operations. The total transaction amount was R$ 2,168 million, which would be reduced by ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments on the closing date of the transaction. On August 3, 2016, the EGM  of Ultrapar approved the transaction. The closing of the acquisition was subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE.  On August 2, 2017, the Court of Appeals of CADE voted the transaction and despite all the efforts endeavored by the applicants throughout the analysis of the Concentration Act and the negotiations conducted with the Court of Appeals, the Court blocked the transaction. The contract is automatically resolved without any penalty from either party.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4.      Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 31, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,355,817 as of September 30, 2017 (R$ 5,701,849 as of December 31, 2016) and are distributed as follows:

• ·	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Cash and bank deposits
In local currency	225	84	74,584	47,177
In foreign currency	-	-	102,796	66,141

Financial investments considered cash equivalents
In local currency
Fixed-income securities	59,206	127,860	4,737,354	3,837,807
In foreign currency
Fixed-income securities	-	-	38,485	323,033

Total cash and cash equivalents	59,431	127,944	4,953,219	4,274,158

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

• ·	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Financial investments
In local currency
Fixed-income securities and funds	19,280	1,052	1,248,183	1,174,458

In foreign currency
Fixed-income securities and funds	-	-	116,475	34,775

Currency and interest rate hedging instruments (a)	-	-	37,940	218,458

Total financial investments	19,280	1,052	1,402,598	1,427,691

Current	19,280	1,052	1,306,497	1,412,587

Non-current	-	-	96,101	15,104

(a) Accumulated gains, net of income tax (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

5.      Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	09/30/2017	12/31/2016

Domestic customers	3,666,327	3,315,783
Reseller financing - Ipiranga	574,172	466,277
Foreign customers	199,954	180,679
(-) Allowance for doubtful accounts	(277,156)	(233,332)

Total	4,163,297	3,729,407

Current	3,893,939	3,502,322

Non-current	269,358	227,085

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

09/30/2017	4,440,453	3,658,457	142,024	55,698	28,941	89,383	465,950

12/31/2016	3,962,739	3,326,934	167,790	44,152	23,738	60,150	339,975

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2016	233,332
Additions	50,683
Write-offs	(6,859)
Balance as of September 30, 2017	277,156

For further information about allowance for doubtful accounts see Note 31 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6.      Inventories (Consolidated)

 The composition of inventories is as follows:

	09/30/2017			12/31/2016
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	409,425	(23,096)	386,329	425,335	(19,801)	405,534
Work in process	1,505	-	1,505	2,011	-	2,011
Raw materials	294,453	(1,422)	293,031	246,974	(1,147)	245,827
Liquefied petroleum gas (LPG)	101,125	(6,840)	94,285	71,466	(5,761)	65,705
Fuels, lubricants, and greases	1,579,586	(3,528)	1,576,058	1,317,042	(2,851)	1,314,191
Consumable materials and other items for resale	135,844	(8,011)	127,833	138,610	(7,619)	130,991
Pharmaceutical, hygiene, and beauty products	346,510	(10,597)	335,913	352,187	(9,985)	342,202
Advances to suppliers	126,365	-	126,365	228,871	-	228,871
Properties for resale	26,674	(107)	26,567	25,982	(107)	25,875

	3,021,487	(53,601)	2,967,886	2,808,478	(47,271)	2,761,207

Movements in the provision for losses are as follows:

Balance as of December 31, 2016	47,271
Additions to net realizable value adjustment	2,151
Additions of obsolescence and other losses	4,179
Balance as of September 30, 2017	53,601

The breakdown of provisions for losses related to inventories is shown in the table below:

	09/30/2017	12/31/2016

Net realizable value adjustment	28,681	26,530
Obsolescence and other losses	24,920	20,741

Total	53,601	47,271

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7.      Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	Parent		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
IRPJ and CSLL	80,842	72,630	252,975	195,276
ICMS	-	-	544,459	459,255
Provision for ICMS losses (1)	-	-	(72,287)	(68,683)
PIS and COFINS	-	-	191,646	109,552
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina, Oxiteno Uruguay and Ultrapar International	-	-	22,275	22,121
Others	-	-	12,889	6,868

Total	80,842	72,630	951,957	724,389

Current	31,067	37,620	667,640	541,772

Non-current	49,775	35,010	284,317	182,617

 (1) The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future, based on its estimative, and its movements are as follows:

Balance as of December 31, 2016	68,683
Write-offs, additions and reversals, net	3,604
Balance as of September 30, 2017	72,287

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8.     Related Parties

a.	Related Parties

• ·	Parent Company

	Assets	Liabilities
	Debentures (1)	Account payable	Financial income(1)

Ipiranga Produtos de Petróleo S.A.	784,744	-	69,322
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	3,536	-

Total as of September 30, 2017	784,744	3,536	69,322

	Assets	Liabilities
	Debentures (1)	Account payable	Financial income (1)(2)

Ipiranga Produtos de Petróleo S.A.	772,425	-	98,938
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	679	-

Total as of December 31, 2016	772,425	679
Total as of September 30, 2016			98,938

(1) In March 2016, the subsidiary IPP made its third private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.

(2) In March 2009, the subsidiary IPP made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI. The debentures subscribed by Ultrapar were settled on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

• ·	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)

Oxicap Indústria de Gases Ltda.	-	-	-	1,674
Química da Bahia Indústria e Comércio S.A.	-	2,946	-	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	10,245	72
Refinaria de Petróleo Riograndense S.A.	-	-	-	17,357
Others	490	1,294	-	-

Total as of September 30, 2017	490	4,240	10,245	19,103

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)

Oxicap Indústria de Gases Ltda.	-	-	-	1,534
Química da Bahia Indústria e Comércio S.A.	-	2,946	-	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	7,259	5,820
Refinaria de Petróleo Riograndense S.A.	-	-	-	18,186
Others	490	1,326	-	-

Total as of December 31, 2016	490	4,272	7,259	25,540

(1)       Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	5	13,459
Refinaria de Petróleo Riograndense S.A.	-	694,497
ConectCar Soluções de Mobilidade Eletrônica S.A.	5,394	802
Total as of September 30, 2017	5,399	708,758

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	5	13,550
Refinaria de Petróleo Riograndense S.A.	-	746,716
ConectCar Soluções de Mobilidade Eletrônica S.A.	8,016	-
Total as of September 30, 2016	8,021	760,266

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer in office until October 2, 2017 was entitled to additional long term variable compensation, which was terminated with the succession of the chief executive officer announced by  the Company in June, 2017. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	09/30/2017	09/30/2016

Short-term compensation	35,011	31,671
Stock compensation	4,384	4,137
Post-employment benefits	2,539	2,510
Termination benefit	8,934	-
Long-term compensation	(6,459)	1,859
Total	44,409	40,177

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan (Consolidated)

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the EGM approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs

March 13, 2017	100,000	2022 to 2024	67.99	9,378	(929)	8,449
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(4,611)	12,536
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(19,831)	21,379
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(3,651)	2,348
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(8,633)	2,821
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(15,975)	3,123
December 14, 2011	80,000	2016 to 2018	31.85	5,272	(4,930)	342
November 10, 2010	86,672	2015 to 2017	26.78	9,602	(9,564)	38
	1,600,072			119,160	(68,124)	51,036

For the nine-month period ended September 30, 2017, the amortization in the amount of R$ 14,056 (R$ 13,809 for the nine-month period ended September 30, 2016) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance as of December 31, 2016	1,500,072
Shares granted on March 13, 2017	100,000
Balance as of September 30, 2017	1,600,072

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.      Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	50,283	46,254
Provisions for tax, civil, and labor risks	-	29	139,352	163,096
Provision for post-employment benefits	-	-	56,667	54,185
Provision for differences between cash and accrual basis	-	-	41,721	18,452
Goodwill	-	-	15,131	17,823
Business combination – fiscal basis vs. accounting basis of goodwill	-	-	68,207	68,064
Provision for asset retirement obligation	-	-	23,559	23,419
Other provisions	29,380	22,433	150,861	136,463
Tax losses and negative basis for social contribution carryforwards (d)	-	-	125,536	78,682

Total	29,380	22,462	671,317	606,438
Offset the liabilities balance	(499)	-	(196,869)	(189,094)
Net balance of assets	28,881	22,462	474,448	417,344

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	-	-	2,549	2,640
Lease	-	-	3,503	3,899
Provision for differences between cash and accrual basis	-	-	19,032	59,264
Provision for goodwill/negative goodwill	-	-	117,582	74,895
Business combination – fair value of assets	-	-	45,611	46,202
Temporary differences of foreign subsidiaries	-	-	4,018	2,290
Other provisions	499	-	8,002	7,549

Total	499	-	200,297	196,739
Offset the assets balance	(499)	-	(196,869)	(189,094)
Net balance of liabilities	-	-	3,428	7,645

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	09/30/2017	09/30/2016

Initial balance	409,699	292,989
Deferred IRPJ and CSLL recognized in income of the period	89,538	63,842
Deferred IRPJ and CSLL recognized in other comprehensive income	(29,288)	8,637
Others	1,071	(3,071)

Final balance	471,020	362,397

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 Year	19	198,014
From 1 to 2 Years	9,787	72,425
From 2 to 3 Years	9,787	55,014
From 3 to 5 Years	9,787	143,409
From 5 to 7 Years	-	145,161
From 7 to 10 Years	-	57,294

Total of deferred tax assets relating to IRPJ and CSLL	29,380	671,317

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(14,084)	(32,846)	1,755,972	1,628,328
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	4,789	11,168	(597,030)	(553,632)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(499)	(156)	(38,879)	(33,434)
Nontaxable revenues (ii)	1	11	833	1,694
Adjustment to estimated income (iii)	-	-	8,381	11,347
Interest on equity (iv)	(550)	(364)	(550)	(364)
Other adjustments	17	9	1,284	3,734
Income and social contribution taxes before tax incentives	3,758	10,668	(625,961)	(570,655)

Tax incentives - SUDENE	-	-	27,010	71,998
Income and social contribution taxes in the income statement	3,758	10,668	(598,951)	(498,657)

Current	(2,661)	(5,349)	(688,489)	(562,499)
Deferred	6,419	16,017	89,538	63,842

Effective IRPJ and CSLL rates - %	26.7	32.5	34.1	30.6

(i)                   Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)                 Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)                Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries; and

(iv)               Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Bahiana Distribuidora de Gás Ltda.	Aracaju base	75	2017
	Suape base	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025

Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal (1)	75	2025

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant (2)	75	2016

 (1) Due to the implementation of the Itaqui Terminal, in São Luis – Maranhão, SUDENE approved the 75% income tax reduction until 2025 through an appraisal report issued on November 4, 2016. On November 28, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service (“RFB”) for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2017, in the total amount of R$ 1,620 with retroactive effect to January 2016.

(2) On April 10, 2017 the subsidiary requested to SUDENE the extension of recognition of the tax incentive for another 10 years, due to modernizations realized in Camaçari plant. Due to modernizations on the plant, SUDENE approved the 75% income tax reduction until 2026 through an appraisal report issued on July 13, 2017. On August 21, 2017, the constitutive benefit appraisal report was forwarded to the RFB for approval within a term of 120 days.

On June 12, 2017 the subsidiary Empresa Carioca de Produtos Químicos S.A. (“EMCA”) filed a request at SUDENE requiring the 75% income tax reduction incentive for its Camaçari plant – Bahia. Due to modernizations on the plant, SUDENE approved the 75% income tax reduction until 2026 through an appraisal report issued on August 29, 2017. On September 21, 2017, the constitutive benefit appraisal report was forwarded to the RFB for approval within a term of 120 days.

On July 3, 2017, the subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), filed a request at SUDENE requiring the 75% income tax reduction incentive for its Juazeiro plant – Bahia.

d.	Income and Social Contribution Taxes Carryforwards

As of September 30, 2017, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 374,607 (R$ 236,956 as of December 31, 2016) and negative basis of CSLL of R$ 354,272 (R$ 216,036 as of December 31, 2016), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 125,536 as of September 30, 2017 (R$ 78,682 as of December 31, 2016).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.  Prepaid expenses (Consolidated)

	09/30/2017	12/31/2016

Rents(1)	280,112	196,944
Deferred Stock Plan, net (see Note 8.c)	40,743	44,719
Advertising and publicity	44,061	37,833
Insurance premiums	44,906	46,896
Software maintenance	12,444	12,478
Purchases of meal and transportation tickets	1,772	1,526
Taxes and other prepaid expenses	7,882	6,005

	431,920	346,401

Current	123,657	123,883

Non-current	308,263	222,518

(1)       Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

11.  Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	09/30/2017
		Subsidiaries			Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,145,301	5,284,272	16,262,081	2,397,566	444,327
Liabilities	2,488	2,644,600	11,211,793	2,383,430	286,688
Shareholders’ equity	1,142,813	2,639,672(*)	5,050,288	14,136	157,639
Net revenue from sales and services	-	892,626	49,221,996	-	1,112,841
Net income (loss) for the period	53,988	154,117(*)	941,930	3,588	78,670
% of capital held	100	100	100	100	33

	12/31/2016
		Subsidiaries			Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,197,373	5,320,676	14,180,685	2,428,309	403,847
Liabilities	2,634	2,770,876	9,745,731	2,417,761	267,086
Shareholders’ equity	1,194,739	2,549,859 (*)	4,434,954	10,548	136,761
% of capital held	100	100	100	100	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2016
	Subsidiaries				Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Net revenue from sales and services	-	923,670	49,909,886	-	1,111,521
Net income for the period	52,359	253,411(*)	821,062	-	64,881
% of capital held	100	100	100	100	33

(*) adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 30.

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2016	1,194,739	2,549,859	4,434,954	10,548	8,190,100	45,409	8,235,509
Share of profit (loss) of subsidiaries and joint venture	53,988	154,117	941,930	3,588	1,153,623	26,119	1,179,742
Dividends and interest on equity (gross)	(105,914)	(100,118)	(342,021)	-	(548,053)	(20,100)	(568,153)
Tax liabilities on equity- method revaluation reserve	-	-	(85)	-	(85)	-	(85)
Valuation adjustment of subsidiaries	-	34,248	15,510	-	49,758	915	50,673
Translation adjustments of foreign-based subsidiaries	-	1,566	-	-	1,566	-	1,566

Balance as of September 30, 2017	1,142,813	2,639,672	5,050,288	14,136	8,846,909	52,343	8,899,252

	Investments in subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2015	1,089,092	2,935,315	3,595,034	-	7,619,441	31,514	7,650,955
Capital increase	-	-	-	170	170	-	170
Share of profit of subsidiaries and joint venture	52,359	253,411	821,062	-	1,126,832	21,543	1,148,375
Dividends and interest on equity (gross)	-	(544,626)	-	-	(544,626)	(4,300)	(548,926)
Tax liabilities on equity- method revaluation reserve	-	-	(33)	-	(33)	-	(33)
Valuation adjustment of subsidiaries	-	-	(23,028)	-	(23,028)	(3,416)	(26,444)
Translation adjustments of foreign-based subsidiaries	-	(71,202)	-	-	(71,202)	-	(71,202)

Balance as of September 30, 2016	1,141,451	2,572,898	4,393,035	170	8,107,554	45,341	8,152,895

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, established in November 2012, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal, and in the electronic fuel payment segment throughout the Brazilian territory.

These investments are accounted for under the equity method of accounting based on their interim financial information as of September 30, 2017.

Balances and changes in joint ventures are as follows:

	Movements in investments
	União Vopak	RPR	ConectCar	Total

Balance as of December 31, 2016	4,518	45,409	66,215	116,142
Capital increase	-	-	16,000	16,000
Valuation adjustments	-	915	-	915
Dividends and interest on equity (gross)	-	(20,100)	-	(20,100)
Share of profit (loss) of joint ventures	1,336	26,119	(14,161)	13,294

Balance as of September 30, 2017	5,854	52,343	68,054	126,251

	Movements in investments
	União Vopak	RPR	ConectCar	Total

Balance as of December 31, 2015	4,545	31,514	43,318	79,377
Capital increase	-	-	30,781	30,781
Valuation adjustments	-	(3,416)	-	(3,416)
Dividends and interest on equity (gross)	-	(4,300)	-	(4,300)
Share of profit (loss) of joint ventures	(14)	21,543	(17,938)	3,591

Balance as of September 30, 2016	4,531	45,341	56,161	106,033

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	09/30/2017
	União Vopak	RPR	ConectCar
Current assets	7,606	324,748	98,389
Non-current assets	6,345	119,579	128,564
Current liabilities	1,448	222,910	90,845
Non-current liabilities	794	63,778	-
Shareholders’ equity	11,709	157,639	136,108
Net revenue from sales and services	12,240	1,112,841	20,578
Costs, operating expenses and income	(8,400)	(1,003,713)	(65,495)
Net financial income and income and social contribution taxes	(1,168)	(30,458)	16,596
Net income (loss)	2,672	78,670	(28,321)

Number of shares or units held	29,995	5,078,888	161,860,500
% of capital held	50	33	50

	12/31/2016
	União Vopak	RPR	ConectCar
Current assets	4,228	286,916	93,634
Non-current assets	6,383	116,931	116,243
Current liabilities	700	198,619	77,448
Non-current liabilities	876	68,467	-
Shareholders’ equity	9,035	136,761	132,429

Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

	09/30/2016
	União Vopak	RPR	ConectCar
Net revenue from sales and services	9,456	1,111,521	23,784
Costs and operating expenses	(9,778)	(1,013,806)	(79,250)
Net financial income and income and social contribution taxes	296	(32,834)	19,590
Net income (loss)	(26)	64,881	(35,876)

Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of August 31, 2017, while the other associates are valued based on the interim financial information as of September 30, 2017.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total

Balance as of December 31, 2016	6,001	12,981	3,678	71	-	22,731
Dividends received	(576)	-	-	-	(399)	(975)
Share of profit (loss) of associates	898	1,067	(11)	(98)	961	2,817

Balance as of September 30, 2017	6,323	14,048	3,667	(27)	562	24,573

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total

Balance as of December 31, 2015	5,743	12,000	3,684	110	21,537
Dividends received	(352)	-	-	-	(352)
Share of profit (loss) of associates	891	925	(4)	(18)	1,794

Balance as of September 30, 2016	6,282	12,925	3,680	92	22,979

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	09/30/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	9,682	41,444	171	93	492
Non-current assets	16,764	72,632	10,272	1,508	2,821
Current liabilities	824	9,673	-	21	84
Non-current liabilities	332	7,697	3,109	1,660	1,542
Shareholders’ equity	25,290	96,706	7,334	(80)	1,687
Net revenue from sales and services	7,866	39,365	-	-	-
Costs, operating expenses and income	(4,261)	(31,599)	(58)	(216)	586
Net financial income and income and social contribution taxes	11	(687)	36	(34)	19
Net income (loss)	3,616	7,079	(22)	(250)	605

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	7,524	28,358	220	169	1,178
Non-current assets	17,570	70,034	10,246	1,682	2,821
Current liabilities	759	7,125	1	21	53
Non-current liabilities	332	5,226	3,109	1,616	1,667
Shareholders’ equity	24,003	86,041	7,356	214	2,279

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	09/30/2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Net revenue from sales and services	7,481	39,570	-	-	-
Costs, operating expenses and income	(3,825)	(30,489)	(44)	(132)	522
Net financial income and income and social contribution taxes	38	(3,330)	37	(12)	49
Net income (loss)	3,694	5,751	(7)	(144)	571

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12.  Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2016	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2017

Cost:
Land	-	520,575	2,688	-	16,036	(969)	356	538,686
Buildings	30	1,440,204	7,651	-	87,667	(11,584)	4,944	1,528,882
Leasehold improvements	9	796,521	10,443	-	89,607	(13,887)	(4)	882,680
Machinery and equipment	13	4,225,056	101,668	-	61,886	(14,296)	40,453	4,414,767
Automotive fuel/lubricant distribution equipment and facilities	14	2,429,079	98,935	-	67,797	(10,984)	-	2,584,827
LPG tanks and bottles	11	619,511	57,240	-	(1,150)	(26,980)	-	648,621
Vehicles	8	271,133	21,068	-	4,988	(14,882)	255	282,562
Furniture and utensils	9	204,550	17,917	-	8,923	(695)	1,650	232,345
Construction in progress	-	523,285	460,329	-	(316,481)	(4)	(1,700)	665,429
Advances to suppliers	-	96,423	42,266	-	(24,088)	-	(1,499)	113,102
Imports in progress	-	58	657	-	(345)	-	(6)	364
IT equipment	5	288,705	22,564	-	2,187	(449)	89	313,096
		11,415,100	843,426	-	(2,973)	(94,730)	44,538	12,205,361

Accumulated depreciation:
Buildings		(632,908)	-	(34,485)	(1)	4,844	(3,686)	(666,236)
Leasehold improvements		(412,449)	-	(53,287)	(35)	8,125	2	(457,644)
Machinery and equipment		(2,474,504)	-	(189,704)	(139)	8,747	(32,877)	(2,688,477)
Automotive fuel/lubricant distribution equipment and facilities		(1,383,069)	-	(107,852)	(29)	9,564	-	(1,481,386)
LPG tanks and bottles		(276,414)	-	(34,275)	129	12,413	-	(298,147)
Vehicles		(101,082)	-	(16,276)	80	8,688	(249)	(108,839)
Furniture and utensils		(120,747)	-	(10,816)	(10)	491	(1,098)	(132,180)
IT equipment		(220,421)	-	(17,937)	150	388	(76)	(237,896)
		(5,621,594)	-	(464,632)	145	53,260	(37,984)	(6,070,805)

Provision for losses:
Advances to suppliers		(83)	-	-	-	-	-	(83)
Land		(197)	-	-	-	197	-	-
Leasehold improvements		(560)	-	-	-	-	15	(545)
Machinery and equipment		(4,347)	-	-	-	9	48	(4,290)
Automotive fuel/lubricant distribution equipment and facilities		(336)	-	-	-	158	-	(178)
Furniture and utensils		(1)	-	-	-	-	-	(1)
		(5,524)	-	-	-	364	63	(5,097)

Net amount		5,787,982	843,426	(464,632)	(2,828)	(41,106)	6,617	6,129,459

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of assets for expansion of plants, terminals, stores and bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2016	Additions	Amortization	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2017

Cost:
Goodwill (i)	-	1,454,484	-	-	-	-	-	1,454,484
Software (ii)	5	641,691	123,866	-	2,207	(1,063)	1,441	768,142
Technology (iii)	5	32,617	-	-	-	-	-	32,617
Commercial property rights (iv)	10	43,258	10,852	-	(67)	-	-	54,043
Distribution rights (v)	6	3,651,316	424,843	-	-	-	-	4,076,159
Brands (vi)	-	112,936	-	-	-	-	(1,129)	111,807
Others (vii)	4	39,172	312	-	-	-	509	39,993
		5,975,474	559,873	-	2,140	(1,063)	821	6,537,245

Accumulated amortization:
Software		(396,702)	-	(42,562)	(3)	1,061	(879)	(439,085)
Technology		(32,469)	-	(54)	-	-	-	(32,523)
Commercial property rights		(19,568)	-	(2,657)	7	-	-	(22,218)
Distribution rights		(2,131,826)	-	(370,008)	(11,812)	-	-	(2,513,646)
Others		(23,310)	-	(5,906)	-	-	(4)	(29,220)
		(2,603,875)	-	(421,187)	(11,808)	1,061	(883)	(3,036,692)

		3,371,599	559,873	(421,187)	(9,668)	(2)	(62)	3,500,553

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i) The net remaining balance of the goodwill is tested annually for impairment and presents the following balances:

	Segment	09/30/2017	12/31/2016
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others	Oxiteno	583	583
		1,454,484	1,454,484

(1) Including R$ 246,163 in the parent.

On December 31, 2016, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a three-years period to maturity of new stores.

Discount and real growth rates: on December 31, 2016, the discount and real growth rates used to extrapolate the projections ranged from 10.4% to 16.6% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 287.9%.

Revenue from sales and services, costs and expenses, and gross margin: for 2017, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2017, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•

Subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•

Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•

Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight-line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the interim financial information as shown below:

	09/30/2017	09/30/2016
Inventories and cost of products and services sold	17,733	10,886
Selling and marketing	362,486	365,106
General and administrative	40,986	35,294
	421,187	411,286

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.     Loans, Debentures, and Finance Leases (Consolidated)

a. Composition
Description	09/30/2017	12/31/2016	Index/Currency	Weighted average financial charges 09/30/2017 – % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	2,377,793	2,412,112	US$	+5.3	2026
Foreign loan (c.1) (*)	757,020	942,456	US$ + LIBOR (i)	+1.0	2018 to 2022
Foreign loan (c.2, c.3 and c.4)	324,269	332,650	US$ + LIBOR (i)	+1.9	2018 to 2020
Foreign loan (c.1) (*)	248,172	486,451	US$	+2.2	2018
Financial institutions (e)	190,819	195,021	US$ + LIBOR (i)	+3.0	2019 to 2021
Financial institutions (e)	104,290	109,859	US$	+2.9	2017 to 2022
Financial institutions (e)	29,035	24,586	MX$ (ii)	+8.3	2017
Foreign currency advances delivered	17,221	32,582	US$	+2.4	< 70 days
Advances on foreign exchange contracts	15,929	111,066	US$	+2.2	< 134 days
BNDES (d)	4,902	7,137	US$	+6.2	2017 to 2020
Financial institutions (e)	3,513	9,569	MX$ + TIIE (ii)	+1.5	2017
Financial institutions (e)	47	435	Bs$ (vii)	+24.0	2017
Subtotal	4,073,010	4,663,924

Brazilian Reais – denominated loans:
Debentures - Ipiranga (g.1, g.2, g.4 and g.6)	3,466,025	1,914,498	CDI	106.2	2017 to 2022
Banco do Brasil – floating rate (f)	2,874,222	2,956,547	CDI	107.4	2017 to 2022
Debentures - 5th issuance (g.3)	802,238	832,383	CDI	108.3	2018
Debentures – CRA (g.5)	669,304	-	CDI	95.0	2022
Debentures – CRA (g.5) (*)	361,582	-	IPCA	+4.7	2024
BNDES (d)	211,930	307,593	TJLP (iii)	+2.4	2017 to 2021
Export Credit Note – floating rate (h)	157,932	158,753	CDI	101.5	2018
BNDES (d)	64,161	71,430	SELIC (vi)	+2.3	2017 to 2021
BNDES EXIM	62,588	62,084	TJLP (iii)	+3.5	2018
Finance leases (i)	49,130	48,566	IGP-M (v)	+5.6	2017 to 2031
FINEP	38,869	48,667	R$	+4.0	2017 to 2021
FINEP	33,171	34,613	TJLP (iii)	+1.0	2017 to 2023
Banco do Nordeste do Brasil	32,873	47,120	R$ (iv)	+8.5	2017 to 2021
BNDES EXIM	30,317	28,056	SELIC (vi)	+3.9	2018
BNDES (d)	29,676	40,309	R$	+5.5	2017 to 2022
FINAME	58	80	TJLP (iii)	+5.7	2017 to 2022
Fixed finance leases (i)	11	41	R$	+15.6	2017
Floating finance leases (i)	-	109

Subtotal	8,884,087	6,550,849

Currency and interest rate hedging instruments (**)	165,325	202,357

Total	13,122,422	11,417,130

Current	2,955,425	2,475,604

Non-current	10,166,997	8,941,526

(*) These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).

(**) Accumulated losses (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2017, TJLP was fixed at 7.0% p.a.

(iv)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On September 30, 2017, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.
(vii)	Bs$ = Bolívar.

The long-term consolidated debt had the following principal maturity schedule:

	09/30/2017	12/31/2016

From 1 to 2 years	3,063,862	3,203,383
From 2 to 3 years	898,133	1,699,009
From 3 to 4 years	1,308,716	693,993
From 4 to 5 years	2,149,393	554,162
More than 5 years	2,746,893	2,790,979

	10,166,997	8,941,526

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 31 – Hedge accounting: cash flow hedge and net investment hedge in foreign entities).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

• Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

• Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 320 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.9% of CDI (see Note 31). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI

Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4
Jun/22	100.0	105.0
Total / average cost	320.0	102.9

2) The subsidiary LPG International Inc. has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

3) The subsidiary GPPTC has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

4) The subsidiary GPPTC has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

• Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
• Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”), Oxiteno Uruguay and Oxiteno Andina have loans to finance investments and working capital.

The subsidiary Oxiteno USA has a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan are being used to fund the construction of a new alkoxylation plant in the state of Texas.

The subsidiary Oxiteno USA has a loan in the notional amount of US$20 million, due in September 2020, with interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (including interest until September 30, 2017):

Maturity

2017-Nov	103,587
2018-Jan	169,626
2018-Apr	103,587
2019-Feb	168,821
2019-May	1,313,905
2020-May	338,232
2021-May	338,232
2022-May	338,232
Total	2,874,222

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)    In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple,  nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)    In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)    In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)    In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

5)    In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two single series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. IPP will use the net proceeds from this issuance for the purchase of ethanol.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.7%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

6)    In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

h. Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to software, with term of 48 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

		09/30/2017
	LPG bottling facilities	Software	Total
Equipment and intangible assets, net of depreciation and amortization	15,732	31	15,763

Financing (present value)	49,130	11	49,141
Current	2,678	11	2,689
Non-current	46,452	-	46,452

		12/31/2016
	LPG bottling facilities	Software	Total
Equipment and intangible assets, net of depreciation and amortization	17,078	223	17,301

Financing (present value)	48,566	150	48,716
Current	2,465	150	2,615
Non-current	46,101	-	46,101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	09/30/2017
	LPG bottling facilities	Software	Total

Up to 1 year	5,113	11	5,124
From 1 to 2 years	5,113	-	5,113
From 2 to 3 years	5,113	-	5,113
From 3 to 4 years	5,113	-	5,113
From 4 to 5 years	5,113	-	5,113
More than 5 years	43,890	-	43,890

Total	69,455	11	69,466

	12/31/2016
	LPG bottling facilities	Software	Total

Up to 1 year	4,876	156	5,032
From 1 to 2 years	4,876	-	4,876
From 2 to 3 years	4,876	-	4,876
From 3 to 4 years	4,876	-	4,876
From 4 to 5 years	4,876	-	4,876
More than 5 years	45,516	-	45,516

Total	69,896	156	70,052

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2016	Incurred cost	Amortization	Balance on 09/30/2017

Notes in the foreign market (b)	0.0	16,612	-	(980)	15,632
Banco do Brasil (f)	0.2	12,182	-	(3,030)	9,152
Debentures (g)	0.1	6,835	25,291	(2,738)	29,388
Foreign loans (c)	0.2	2,211	563	(1,300)	1,474
Other	0.2	1,952	-	(473)	1,479

Total		39,792	25,854	(8,521)	57,125

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Notes in the foreign market (b)	1,368	1,445	1,525	1,610	1,700	7,984	15,632
Banco do Brasil (f)	4,483	3,378	648	441	202	-	9,152
Debentures (g)	6,219	6,127	5,895	5,654	3,638	1,855	29,388
Foreign loans (c)	1,063	263	148	-	-	-	1,474
Other	479	496	438	66	-	-	1,479

Total	13,612	11,709	8,654	7,771	5,540	9,839	57,125

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 65,388 as of September 30, 2017 (R$ 56,570 as of December 31, 2016) and by guarantees and promissory notes in the amount of R$ 9,043,452 as of September 30, 2017 (R$ 7,069,482 as of December 31, 2016).

In addition, the Company and its subsidiaries offer collaterals in the form of letters of credit for commercial and legal proceedings in the amount of R$ 237,401 as of September 30, 2017 (R$ 215,988 as of December 31, 2016) and guarantees related to raw materials imported by the subsidiary IPP in the amount of R$ 47,520 as of September 30, 2017 (R$ 59,316 as of December 31, 2016).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 16,813 as of September 30, 2017 (R$ 30,764 as of December 31, 2016), with maturities of up to 212 days. Until September 30, 2017, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 415 as of September 30, 2017 (R$ 743 as of December 31, 2016), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15.     Trade Payables (Consolidated)

	09/30/2017	12/31/2016

Domestic suppliers	1,454,147	1,620,388
Foreign suppliers	124,705	89,265

	1,578,852	1,709,653

Some Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

16.  Salaries and Related Charges (Consolidated)

	09/30/2017	12/31/2016

Provisions on payroll	219,746	162,216
Profit sharing, bonus and premium	117,800	140,504
Social charges	43,581	49,812
Salaries and related payments	6,825	7,893
Benefits	2,213	1,938
Others	1,045	355

	391,210	362,718

17.  Taxes Payable (Consolidated)

	09/30/2017	12/31/2016

ICMS	104,944	105,160
PERT (*)	26,719	-
PIS and COFINS	24,997	25,287
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	20,399	16,148
Income Tax Withholding (IRRF)	3,020	3,620
ISS	8,083	8,074
IPI	7,810	5,965
National Institute of Social Security (INSS)	4,135	5,305
Others	1,365	1,474

	201,472	171,033

(*) Refers to federal tax debits of the subsidiary IPP that were included in the Special Program of Tax Regularization (PERT).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

18.  Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the nine-month period ended September 30, 2017, the subsidiaries contributed R$ 18,553 (R$ 17,216 for the nine-month period ended September 30, 2016) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of September 30, 2017 was 8,812 active participants and 238 retired participants. In addition, Ultraprev had 27 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2016 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	09/30/2017	12/31/2016

Health and dental care plan (1)	35,571	32,826
FGTS Penalty	67,330	64,654
Bonus	33,798	32,815
Life insurance (1)	15,612	14,456

Total	152,311	144,751

Current	23,211	24,940
Non-current	129,100	119,811

(1)     Only Ipiranga.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19.  Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	09/30/2017	09/30/2016
Initial balance	77,564	74,716
Additions (new tanks)	468	249
Expense with tanks removed	(1,526)	(2,191)
Accretion expense	1,483	4,749
Final balance	77,989	77,523

Current	4,831	4,540
Non-current	73,158	72,983

20.  Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2016	Additions	Write-offs	Monetary restatement	Balance on 09/30/2017

IRPJ and CSLL (a.1.1)	473,490	-	(2,163)	20,654	491,981
PIS and COFINS (a.1.2)	141,112	-	(109,463)	2,999	34,648
ICMS	17,099	1,724	(1,100)	438	18,161
Social security	13,022	321	(271)	460	13,532
Civil, environmental and regulatory claims (a.2.1)	69,350	12,568	(3,029)	304	79,193
Labor litigation (a.3.1)	65,162	14,163	(10,213)	871	69,983
Other	547	176	(24)	18	717

Total	779,782	28,952	(126,263)	25,744	708,215

Current	52,694				54,566
Non-current	727,088				653,649

Some of the provisions above involve, in whole or in part, escrow deposits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances of escrow deposits are as follows:

	09/30/2017	12/31/2016

Tax matters	651,120	643,423
Labor litigation	73,092	70,392
Civil and other	93,217	64,955

Total – non-current assets	817,429	778,770

a.1)	Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 478,781 as of September 30, 2017 (R$ 457,868 as of December 31, 2016). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose final trial are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the Federal Supreme Court (STF) decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, on March 31, 2017, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463.

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future.

a.2) Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 79,193 as of September 30, 2017 (R$ 69,350 as of December 31, 2016).

a.3)	Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 69,983 as of September 30, 2017 (R$ 65,162 as of December 31, 2016) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). As such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature. The estimated amount of this contingency is R$ 2,560,808 as of September 30, 2017 (R$ 2,252,637 as of December 31, 2016).

b.1) Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,681,511 as of September 30, 2017 (R$ 1,519,658 as of December 31, 2016), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 176,533 as of September 30, 2017 (R$ 169,889 as of December 31, 2016).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of September 30, 2017 in these proceedings, was R$ 607,882 (R$ 626,393 as of December 31, 2016). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 299,902 (R$ 283,367 as of December 31, 2016), of which R$ 120,285 (R$ 113,889 as of December 31, 2016) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 112,280 (R$ 108,786 as of December 31, 2016); and inventory differences in the amount of R$ 147,870 (R$ 147,031 as of December 31, 2016) related to the leftovers or faults due to temperature changes or product handling.

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 617,102 as of September 30, 2017 (R$ 450,120 as of December 31, 2016), mainly represented by:

b.1.3.1) In the first quarter of 2017, the subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 185,216 as of September 30, 2017, which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2) Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 598,630, totalizing 2,807 lawsuits as of September 30, 2017 (R$ 480,065, totalizing 2,329 lawsuits as of December 31, 2016), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 32,128 in updated amount as of September 30, 2017 (R$ 31,281 as of December 31, 2016). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução - CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of satisfactory conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the future Company’s financial statements. For more information see Note 33.

b.2.3) In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices. One of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. The subsidiaries, supported by its external legal counsels, evaluated the facts and evidences and presented a defense to CADE on August 1, 2017, bringing preliminary questions of an instrumental and formal order of the administrative proceeding, as well as questions of merit. According to Law 12,529/11 (“Defense of Competition Law”), the charged fine for violation of the economic order has a range from 0.1% to 20% of the gross revenue of the company, group or conglomerate obtained, in the last year prior to the initiation of the administrative proceeding, in the business activity in which the infraction occurred, and shall never be less than the advantage obtained, when the estimative is possible. As of September 30, 2017, as a result of this administrative proceeding, no fine had been imposed to the subsidiaries. Based on the above, and supported by the opinion of external legal counsel that classified the probability of loss as “possible”, Management did not recognize a provision for this contingency as of September 30, 2017. If the conclusion is that the subsidiaries have done such activities or anti-competitive behavior, the subsidiaries may incur fines, penalties and/or criminal sanctions against them and/or certain executives, directors or employees. The second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a Cessation Commitment Agreement (TCC) with CADE, approved on September 6, 2017, in the amount of R$ 2,154, recorded in the third quarter of 2017. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz.

b.3) Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 280,667, totalizing 1,777 lawsuits as of September 30, 2017 (R$ 252,914, totalizing 1,484 lawsuits as of December 31, 2016), mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

21.  Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	09/30/2017	12/31/2016

‘am/pm’ and Jet Oil franchising upfront fee	18,965	18,620
Loyalty program “Km de Vantagens”	12,023	13,062
Loyalty program “Clube Extrafarma”	2,234	3,128

	33,222	34,810

Current	20,672	22,300
Non-current	12,550	12,510

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted from sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended on September 30, 2017 with 2,300 stores (2,165 stores on December 31, 2016). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended on September 30, 2017 with 1,681 stores (1,594 stores on December 31, 2016). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22.  Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of September 30, 2017, the subscription warrants – indemnification were represented by 2,409,419 shares and amounted to R$ 171,982 (as of December 31, 2016, they were represented by 2,394,825 and totaled R$ 153,429). Due to the final adverse decision of some of these lawsuits, on September 30, 2017, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,037,669 (3,059,579 shares as of December 31, 2016). For further information on Extrafarma’s acquisition, see Note 3.a to the financial statements of the Company filed with the CVM on February 17, 2016.

23. Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on B3 in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On September 30, 2017, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of September 30, 2017, on B3 was R$ 75.31.

As of September 30, 2017, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of September 30, 2017, there were 28,790,860 common shares outstanding abroad in the form of ADRs (28,944,097 shares as of December 31, 2016).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

As of September 30, 2017, 13,031,356 common shares (13,131,356 as of December 31, 2016) were held in the Company’s treasury, acquired at an average cost of R$ 36.85 per share (R$ 36.85 as of December 31, 2016).

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 30.37 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

d.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,582,898 as of September 30, 2017 (R$ 3,915,964 as of December 31, 2016). In compliance with Article 199 of the Brazilian Corporate Law, on April 19, 2017 the Annual General Shareholders’ Meeting deliberated the excess of the profit reserves in relation to share capital, increasing the share capital in the amount of R$ 1,333,066, related to the retained earnings reserve.

f.	Other Comprehensive Income

Valuation Adjustments

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company, (ii) an independent administration and (iii) notes in the foreign market (see Note 31 - net investment hedge in foreign entities), is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2016	(26,883)	2,896	(23,987)	7,519

Translation of foreign subsidiaries, net of income tax	-	-	-	1,566

Changes in fair value	76,343	-	76,343	-

Income and social contribution taxes on fair value	(25,646)	-	(25,646)	-

Actuarial losses of post-employment benefits	-	(24)	(24)	-

Balance as of September 30, 2017	23,814	2,872	26,686	9,085

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2015	6,261	1,523	11,169	18,953	66,925

Translation of foreign subsidiaries	-	-	-	-	(71,202)

Changes in fair value	(37,937)	-	-	(37,937)	-

Income and social contribution taxes on fair value	8,637	-	-	8,637	-

Actuarial gain of post-employment benefits	-	-	4,327	4,327	-

Income and social contribution taxes on actuarial gains	-	-	(1,471)	(1,471)	-

Balance as of September 30, 2016	(23,039)	1,523	14,025	(7,491)	(4,277)

g.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2016 in the amount of R$ 472,650 (R$ 0.87 – eighty seven cents of Brazilian Real per share), were approved by the Board of Directors on February 22, 2017, and paid beginning March 10, 2017, being ratified at the Annual General Shareholders’ Meeting on April 19, 2017. On August 9, 2017, the Board of Directors approved the anticipation of dividends of 2017, in the amount of R$ 461,868 (R$ 0.85 – eighty five cents of Brazilian Real per share), paid as from August 25, 2017.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24.  Revenue from Sale and Services (Consolidated)

	09/30/2017	09/30/2016

Gross revenue from sale	59,967,551	59,731,400
Gross revenue from services	517,529	454,691
Sales taxes	(1,368,167)	(1,458,385)
Discounts and sales returns	(688,423)	(464,085)
Deferred revenue (see Note 21)	5,025	4,081

Net revenue from sales and services	58,433,515	58,267,702

25.  Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	09/30/2017	09/30/2016

Raw materials and materials for use and consumption	52,185,560	52,197,694
Personnel expenses	1,640,148	1,499,988
Freight and storage	842,116	808,067
Depreciation and amortization	869,504	819,821
Advertising and marketing	156,651	148,048
Services provided by third parties	257,780	222,459
Lease of real estate and equipment	143,978	120,927
Other expenses	304,856	269,211

Total	56,400,593	56,086,215

Classified as:
Cost of products and services sold	53,086,325	53,073,251
Selling and marketing	2,153,701	1,965,256
General and administrative	1,160,567	1,047,708

Total	56,400,593	56,086,215

Research and development expenses are recognized in the income statements and amounted to R$ 40,420 for the nine-month period ended September 30, 2017 (R$ 35,281 for the nine-month period ended September 30, 2016).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

26.  Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the nine-month period ended September 30, 2017, the loss was R$ 754 (loss of R$ 2,066 for the nine-month period ended September 30, 2016), represented primarily from disposal of property, plant, and equipment.

27.  Other Operating Income, Net (Consolidated)

	09/30/2017	09/30/2016

Commercial partnerships (1)	30,291	33,010
Merchandising (2)	13,107	25,685
Loyalty program (3)	16,367	9,115
Ultracargo – fire accident in Santos (4)	(36,002)	16,911
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 20.a.1.2)	49,152	-
Others	5,742	5,352

Other operating income, net	78,657	90,073

(1) Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.

(2) Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3) Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

(4) For more information about the fire accident in Ultracargo, see Note 33.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

28.  Financial Income (Expense)

	Parent		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Financial income:
Interest on financial investments	78,011	108,688	373,776	262,668
Interest from customers	-	-	74,832	75,444
Other financial income	-	-	2,657	2,986
	78,011	108,688	451,265	341,098
Financial expenses:
Interest on loans	-	-	(553,700)	(550,023)
Interest on debentures	(69,840)	(89,742)	(280,006)	(270,873)
Interest on finance leases	-	-	(4,327)	(7,167)
Bank charges, financial transactions tax, and other charges	(2,205)	(4,707)	(67,606)	(54,824)
Exchange variation, net of gains and losses with derivative instruments	-	-	70,502	(42,280)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 20.a.1.2)	-	-	43,411	-
Changes in subscription warranty - indemnification (see Note 22)	(20,640)	(47,100)	(20,640)	(47,100)
Monetary restatement of provisions, net, and other financial expenses	589	(18)	6,248	(9,997)
	(92,096)	(141,567)	(806,118)	(982,264)

Financial income (expense)	(14,085)	(32,879)	(354,853)	(641,166)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

29.   Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants - indemnification, as mentioned in Notes 8.c and 22, respectively.

Basic Earnings per Share	09/30/2017	09/30/2016

Net income for the period of the Company	1,169,416	1,126,197
Weighted average shares outstanding (in thousands)	541,774	541,356
Basic earnings per share –R$	2.1585	2.0803

Diluted Earnings per Share	09/30/2017	09/30/2016

Net income for the period of the Company	1,169,416	1,126,197
Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants - indemnification	545,744	545,462
Diluted earnings per share –R$	2.1427	2.0647

Weighted Average Shares Outstanding (in thousands)	09/30/2017	09/30/2016

Weighted average shares outstanding for basic per share calculation	541,774	541,356
Dilution effect
Subscription warrants - indemnification	2,392	2,231
Deferred Stock Plan	1,578	1,875
Weighted average shares outstanding for diluted per share calculation	545,744	545,462

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30.   Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Bahia, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Tocantins. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	09/30/2017	09/30/2016
Net revenue from sales and services:
Ultragaz	4,401,209	3,986,685
Ipiranga	49,554,161	50,048,840
Oxiteno	2,827,528	2,869,116
Ultracargo	319,378	258,896
Extrafarma	1,376,761	1,144,860
Others (1)	38,446	31,708
Intersegment sales	(83,968)	(72,403)
Total	58,433,515	58,267,702

Intersegment sales:
Ultragaz	1,489	2,266
Ipiranga	670	-
Oxiteno	1,072	1,895
Ultracargo	42,468	36,690
Extrafarma	-	-
Others (1)	38,269	31,552
Total	83,968	72,403

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	4,399,720	3,984,419
Ipiranga	49,553,491	50,048,996
Oxiteno	2,826,456	2,867,221
Ultracargo	276,910	222,206
Extrafarma	1,376,761	1,144,860
Others (1)	177	-
Total	58,433,515	58,267,702

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2017	09/30/2016
Operating income (expense):
Ultragaz	268,073	206,051
Ipiranga	1,705,706	1,702,072
Oxiteno	106,733	299,999
Ultracargo	50,793	65,107
Extrafarma	(23,385)	(7,006)
Others (1)	2,905	3,271
Total	2,110,825	2,269,494

Share of profit (loss) of joint-ventures and associates:
Ultragaz	863	(17)
Ipiranga	(13,263)	(17,047)
Oxiteno	1,056	922
Ultracargo	1,336	(13)
Others (1)	26,119	21,540
Total	16,111	5,385

Financial income	451,265	341,098
Financial expenses	(806,118)	(982,264)
Income before income and social contribution taxes	1,772,083	1,633,713

Additions to property, plant, and equipment and intangible assets:
Ultragaz	196,628	219,622
Ipiranga	729,534	569,400
Oxiteno	298,116	162,744
Ultracargo	62,276	41,811
Extrafarma	101,672	83,954
Others (1)	15,073	9,034
Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	1,403,299	1,086,565
Asset retirement obligation – fuel tanks (see Note 19)	(468)	(249)
Capitalized borrowing costs	(18,173)	(17,872)
Total investments in property, plant, and equipment and intangible assets (cash flow)	1,384,658	1,068,444

Depreciation and amortization charges (excluding intersegment account balances):
Ultragaz	132,480	118,370
Ipiranga	535,029	514,988
Oxiteno	111,408	112,858
Ultracargo	35,413	32,356
Extrafarma	44,248	30,855
Others (1)	10,926	10,394
Total	869,504	819,821

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2017	12/31/2016
Total assets (excluding intersegment account balances):
Ultragaz	2,435,710	2,308,686
Ipiranga	13,715,195	11,663,289
Oxiteno	6,180,537	6,354,788
Ultracargo	1,392,683	1,535,815
Extrafarma	1,786,434	1,719,524
Others (1)	525,059	577,568
Total	26,035,618	24,159,670

(1) Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma - Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	09/30/2017	12/31/2016

United States of America	405,015	264,478
Mexico	112,529	103,051
Uruguay	63,463	67,251
Venezuela	7,534	5,989
	588,541	440,769

The subsidiaries generate revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2017	09/30/2016
Net revenue:
Brazil	57,612,607	57,445,901
Mexico	139,730	137,835
Uruguay	24,416	31,758
Venezuela	26,056	16,108
Other Latin American countries	309,568	334,692
United States of America and Canada	148,554	123,068
Far East	53,138	47,432
Europe	81,249	84,682
Others	38,197	46,226

Total	58,433,515	58,267,702

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.   Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•

Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company, through  its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	09/30/2017	12/31/2016

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	257.8	423.9
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	189.8	323.4
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	745.0	600.9
	1,192.6	1,348.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill	(4,141.9)	(4,736.3)
Payables arising from imports, net of advances to foreign suppliers	(120.3)	(57.1)
	(4,262.2)	(4,793.4)

Foreign currency hedging instruments	1,682.5	2,206.4

Net asset (liability) position – Total	(1,387.1)	(1,238.8)

Net asset (liability) position – Income statement effect	2.5	24.8
Net asset (liability) position – Shareholders’ equity effect	(1,389.6)	(1,263.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,387.1 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

(1) Income statement effect	Real devaluation	0.3	0.6	1.3
(2) Shareholders’ equity effect		(139.0)	(347.4)	(694.8)
(1) + (2)	Net effect	(138.7)	(346.8)	(693.5)

(3) Income statement effect	Real appreciation	(0.3)	(0.6)	(1.3)
(4) Shareholders’ equity effect		139.0	347.4	694.8
(3) + (4)	Net effect	138.7	346.8	693.5

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f - Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates:

In millions of Brazilian Reais

	Note	09/30/2017	12/31/2016
CDI
Cash equivalents	4	4,737.4	3,837.8
Financial investments	4	1,248.2	1,174.5
Asset position of foreign exchange hedging instruments - CDI	31	29.2	28.3
Loans and debentures	14	(7,969.7)	(5,862.3)
Liability position of foreign exchange hedging instruments - CDI	31	(1,856.1)	(2,181.6)
Liability position of fixed interest instruments - CDI	31	(364.5)	-
Net liability position in CDI		(4,175.5)	(3,003.3)
TJLP
Loans –TJLP	14	(307.7)	(404.4)
Net liability position in TJLP		(307.7)	(404.4)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	31	946.6	1,149.7
Loans - LIBOR	14	(1,272.1)	(1,470.1)
Net liability position in LIBOR		(325.5)	(320.4)
TIIE
Loans - TIIE	14	(3.5)	(9.6)
Net liability position in TIIE		(3.5)	(9.6)
SELIC
Loans – SELIC	14	(94.5)	(99.5)
Net liability position in SELIC		(94.5)	(99.5)

Total net liability position exposed to floating interest		(4,906.7)	(3,837.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of September 30, 2017, due to the effect of floating interest rate changes in different scenarios.

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIEE and SELIC) as a base scenario up to September 30, 2017. Scenarios I, II and III were based on of 10%, 25% and 50% variation, respectively, in the floating interest rate of the base scenario:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk

Interest effect on cash equivalents and financial investments	Increase in CDI	37.2	93.0	186.0
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.2	0.4	0.8
Interest effect on debt in CDI	Increase in CDI	(52.6)	(131.5)	(263.1)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(35.2)	(80.6)	(156.4)
Incremental expenses		(50.4)	(118.7)	(232.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.8)	(4.5)	(9.1)
Incremental expenses		(1.8)	(4.5)	(9.1)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.0	2.6	5.2
Interest effect on debt in LIBOR	Increase in LIBOR	(1.3)	(3.2)	(6.3)
Incremental expenses		(0.3)	(0.6)	(1.1)

Interest effect on debt in TIIE	Increase in TIIE	-	(0.1)	(0.1)
Incremental expenses		-	(0.1)	(0.1)

Interest effect on debt in SELIC	Increase in SELIC	(0.8)	(2.0)	(4.0)
Incremental expenses		(0.8)	(2.0)	(4.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	09/30/2017	12/31/2016

Ipiranga	222,370	182,252
Ultragaz	36,902	33,804
Oxiteno	10,708	10,856
Extrafarma	4,984	3,449
Ultracargo	2,192	2,971
Total	277,156	233,332

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,457.5 million, including estimated interests on loans (for quantitative information, see Note 14). Furthermore, the investment plan for 2017 totals R$ 2,174 million, and until September 30, 2017 the amount of R$ 1,511.2 million had been realized. As of September 30, 2017, the Company and its subsidiaries had R$ 6,259.7 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of September 30, 2017 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of September 30, 2017.

				In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	16,387.6	3,457.5	5,084.8	4,212.1	3,633.2
Currency and interest rate hedging instruments (3)	381.3	102.7	176.8	89.3	12.5
Trade payables	1,578.9	1,578.9	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 8.0%, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.18 in 2017, R$ 3.27 in 2018, R$ 3.43 in 2019, R$ 3.65 in 2020 and R$ 3.88 in 2021, R$ 4.12 in 2022, R$ 4.37 in 2023, R$ 4.63 in 2024, R$ 4.91 in 2025 and R$ 5.20 in 2026 (iii) TJLP of 7.0% p.a. and (iv) IGP-M of 4.6% in 2017, 4.5% in 2018, 3.8% in 2019, 3.7% from 2020 to 2021 and 3.8% from 2022 to 2031 (v) IPCA of 4.0% (source: B3, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on September 29, 2017 and on the futures curve of LIBOR (ICE - IntercontinentalExchange) on September 29, 2017. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

		Notional amount[1]		Fair value		Amounts receivable	Amounts payable
Hedging instruments	Maturity	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017

				R$	R$	R$	R$
				million	million	million	million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Oct 2017 to Oct 2026	US$ 300.0	US$ 350.0	946.6	1,149.7	946.6	-
Receivables in U.S. dollars (Fixed)		US$ 945.3	US$ 1,062.4	764.9	1,084.6	764.9	-
Payables in CDI interest rate		(US$ 1,245.3)	US$ (1,412.4)	(1,856.1)	(2,181.6)	-	1,856.1
Total result		-	-	(144.6)	52.7	1,711.5	1,856.1

b – Exchange rate swaps payable in U.S. dollars + COUPON	Oct 2017 to Dec 2017
Receivables in CDI interest rates		US$ 9.2	US$ 8.5	29.2	28.3	29.2	-
Payables in U.S. dollars (Fixed)		(US$ 9.2)	US$ (8.5)	(29.0)	(27.9)	-	29.0
Total result		-	-	0.2	0.4	29.2	29.0

c – Interest rate swaps in Brazilian Reais	Apr 2024
Receivables in fixed interest rates + IPCA		R$ 352.4	-	382.4	-	382.4	-
Payables in CDI interest rates		(R$ 352.4)	-	(364.5)	-	-	364.5
Total result		-	-	17.9	-	382.4	364.5

Total gross result				(126.5)	53.1	2,123.1	2,249.6
Income tax				(0.9)	(36.9)	(0.9)	-
Total net result				(127.4)	16.2	2,122.2	2,249.6

Positive result (see Note 4)				37.9	218.5
Negative result (see Note 14)				(165.3)	(202.3)

(1) In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of September 30, 2017 are described below, according to their category, risk, and hedging strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of September 30, 2017, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,245.3 million in notional amount with a liability position, on average of 79.7% of CDI, of which US$ 212.3 million, had an asset position at US$ + 1.23% p.a., US$ 300.0 million had an asset position at US$ + LIBOR + 1.29% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 320.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 14.c and “hedge accounting” below) and US$ 104.4 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

b - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of September 30, 2017, these swap contracts totaled US$ 9.2 million and, on average, had an asset position at 63.8% of CDI and a liability position at US$ + 0.0% p.a.

c - Hedging against fixed interest rate + IPCA in Brazilian Reais – The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. As of September 30, 2017 this swap contract totaled R$ 352.4 million of notional amount, corresponding to the principal amount of the debt and had an asset position at 4.68% p.a. + IPCA and a liability position at 93.9% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On September 30, 2017, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 320.0 million. As of September 30, 2017, a loss of R$ 168.1 million related to the result of hedging instruments, a gain of R$ 9.5 million related to the fair value adjustment of debt, and a gain of R$ 47.8 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.7% of CDI (see Note 14.c.1).

On September 30, 2017, the notional amount of interest rate hedging instruments designated as fair value hedges totaled R$ 352.4 million. As of September 30, 2017, a gain of R$ 17.9 million related to the result of hedging instruments, a loss of R$ 8.2 million related to the fair value adjustment of debt, and a loss of R$ 8.5 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operations into 93.9% of CDI.

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge "firm commitments" and non-derivative financial instruments to hedge "highly probable future transactions", to hedge against fluctuations arising from changes in exchange rate.

On September 30, 2017, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 104.4 million, and a loss of R$ 57.2 million was recognized in the income statement. On September 30, 2017, the unrealized gain of “Other comprehensive income” is R$ 6.4 million (loss of R$ 13.8 million on December 31, 2016), net of deferred income and social contribution taxes.

On September 30, 2017, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On September 30, 2017, the unrealized gain of “Other comprehensive income” is R$ 22.2 million (loss of R$ 12.1 million on December 31, 2016), net of deferred income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On September 30, 2017, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 123.0 million. On September 30, 2017, the unrealized gain of “Other comprehensive income” is R$ 4.3 million (loss of R$ 2.8 million on December 31, 2016), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders' equity.

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity of the Company and its subsidiaries:

	R$ million
	09/30/2017
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(50.3)	6.4
b – Exchange rate swaps payable in U.S. dollars (ii)	3.8	-
c – Interest rate swaps in R$ (iii)	9.7	-
d – Non-derivative financial instruments (iv)	(63.0)	26.5

Total	(99.8)	32.9

	R$ million
	09/30/2016	12/31/2016
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(100.6)	(13.8)
b – Exchange rate swaps payable in U.S. dollars (ii)	9.6	-
c – Interest rate swaps in R$ (iii)	(0.5)	-
d – Non-derivative financial instruments (iv)	-	(14.9)

Total	(91.5)	(28.7)

(i) Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).

(ii) Considers the designation effect of foreign exchange hedging.

(iii) Considers the designation effect of interest rate hedging in Brazilian Reais.

(iv) Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			09/30/2017		12/31/2016
	Category	Note	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	177,380	177,380	113,318	113,318
Financial investments in local currency	Measured at fair value through profit or loss	4	4,737,354	4,737,354	3,837,807	3,837,807
Financial investments in foreign currency	Measured at fair value through profit or loss	4	38,485	38,485	323,033	323,033

Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	1,173,151	1,173,151	113,640	113,640
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	67,583	67,583	1,053,369	1,053,369
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	7,449	7,449
Fixed-income securities and funds in foreign currency	Available for sale	4	116,475	116,475	34,775	34,775
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	37,940	37,940	218,458	218,458

Total			6,355,817	6,355,817	5,701,849	5,701,849

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,005,192	1,005,192	1,428,907	1,428,907
Financing	Measured at amortized cost	14	6,603,615	6,664,676	6,990,269	6,881,085
Debentures	Measured at amortized cost	14	4,937,567	4,940,438	2,746,881	2,746,915
Debentures	Measured at fair value through profit or loss	14	361,582	361,582	-	-
Finance leases	Measured at amortized cost	14	49,141	49,141	48,716	48,716
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	165,325	165,325	202,357	202,357
Subscription warrants – indemnification	Measured at fair value through profit or loss	22	171,982	171,982	153,429	153,429

Total			13,294,404	13,358,336	11,570,559	11,461,409

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.
•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 22).

•	The fair value calculation of notes in the foreign market (see Note 14.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of September 30, 2017 and December 31,2016. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 22). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries:

	Category	Note	09/30/2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	177,380	177,380	-	-
Financial investments in local currency	Measured at fair value through profit or loss	4	4,737,354	4,737,354	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	38,485	38,485	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	67,583	67,583	-	-
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,173,151	1,173,151	-	-
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	116,475	39,252	77,223	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	37,940	-	37,940	-
Total			6,355,817	6,240,654	115,163	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,005,192	-	1,005,192	-
Financing	Measured at amortized cost	14	6,664,676	2,440,544	4,224,132	-
Debentures	Measured at amortized cost	14	4,940,438	-	4,940,438	-
Debentures	Measured at fair value through profit or loss	14	361,582	-	361,582	-
Finance leases	Measured at amortized cost	14	49,141	-	49,141	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	165,325	-	165,325	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	171,982	-	171,982	-
Total			13,358,336	2,440,544	10,917,792	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2016	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	113,318	113,318	-	-
Financial investments in local currency	Measured at fair value through profit or loss	4	3,837,807	3,837,807	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	323,033	323,033	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	113,640	113,640	-	-
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,053,369	1,053,369	-	-
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	34,775	32,167	2,608	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	218,458	-	218,458	-
Total			5,701,849	5,480,783	221,066	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,428,907	-	1,428,907	-
Financing	Measured at amortized cost	14	6,881,085	2,338,920	4,542,165	-
Debentures	Measured at amortized cost	14	2,746,915	-	2,746,915	-
Finance leases	Measured at amortized cost	14	48,716	-	48,716	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	202,357	-	202,357	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	153,429	-	153,429	-
Total			11,461,409	2,338,920	9,122,489	-

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3 as of September 29, 2017. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.27 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of September 29, 2017, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of September 29, 2017 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	215,085	691,750	1,168,415
(2) Debts/firm commitments in dollars	appreciation	(215,070)	(691,717)	(1,168,365)
(1)+(2)	Net effect	15	33	50

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(131)	6,695	13,522
(4) Gross margin of Oxiteno	devaluation	131	(6,695)	(13,522)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of September 29, 2017 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures - CRA
(1) Fixed rate swap - CDI	Decrease in	131	49,524	107,634
(2) Fixed rate debt	Pre-fixed rate	(131)	(49,524)	(107,634)
(1) + (2)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

32.   Commitments (Consolidated)

a.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	900,000	2022
Aratu	397,000	2031
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2017, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2017. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,142
Ipiranga	R$ 924
Ultracargo	R$ 740
Ultragaz	R$ 150
Extrafarma	R$ 160

(*) In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

09/30/2017	42,062	67,662	-	109,724

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

09/30/2017	payable	142,969	436,051	327,807	906,827
	receivable	(27,237)	(143,817)	(75,192)	(246,246)

The expense recognized for the nine-month period ended September 30, 2017 for operating leases was R$ 112,525 (R$ 73,810 for the nine-month period ended September 30, 2016), net of sublease income.

33.   Ultracargo – Fire Accident in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities.

The decommissioning stage of the affected area were completed. In June 2017, the licensing required for the return to operation of 67.5 thousands cubic meters from the total of 150 thousands cubic meters affected by the fire was obtained. The remaining tanks continue to be paralyzed and in the process of recovery for subsequent licensing and start of operation.

As of December 31, 2016, the insurance receivable in the amount of R$ 366,678 and indemnities to customers and third parties in the amount of R$ 99,863 were recorded. In the first quarter of 2017, Ultracargo received the full amount from the insurers. In addition, there are contingent liabilities related to lawsuits and extrajudicial lawsuits in the amount of R$ 93,890 and R$ 19,639 (R$ 96,408 e R$ 16,637 as of December 31, 2016), respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

34.   Subsequent Events

a.	Issuance of Debentures

In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the total amount of R$ 944,077, in two single series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. IPP will use the net proceeds from this issuance for the purchase of ethanol.

The debentures were later assigned and transferred to Vert Créditos Ltda. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1st. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.33%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

b.	Loan Agreement

In October, 2017, the subsidiary Oxiteno USA contracted a loan agreement in the amount of US$ 40 million, due in October 2022 and bearing interest of LIBOR + 1.73% p.a., paid quarterly. The proceeds of this loan will be used to fund the construction of a new alkoxylation plant in the state of Texas. The loan is guaranteed by the Company.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS

Third Quarter of 2017

(R$ million)	3Q17	3Q16	2Q17	Δ 3Q17 X 3Q16	Δ 3Q17 X 2Q17	9M17	9M16	Δ 9M17 x 9M16
Net revenue from sales and services	20,532.6	19,445.2	19,173.0	6%	7%	58,433.5	58,267.7	0%
Cost of products and services sold	(18,454.9)	(17,662.3)	(17,590.6)	4%	5%	(53,086.3)	(53,073.3)	0%
Gross profit	2,077.7	1,782.9	1,582.5	17%	31%	5,347.2	5,194.5	3%
Selling, marketing, general and administrative expenses	(1,138.0)	(1,044.8)	(1,110.4)	9%	2%	(3,314.3)	(3,013.0)	10%
Other operating income, net	15.7	14.5	6.6	9%	139%	78.7	90.1	-13%
Gain on disposal of property, plant and equipment and intangibles	(0.6)	(0.1)	6.2	937%	-110%	(0.8)	(2.1)	-63%
Operating income	954.8	752.5	484.9	27%	97%	2,110.8	2,269.5	-7%
Financial expenses, net	(120.8)	(202.2)	(112.8)	-40%	7%	(354.9)	(641.2)	-45%
Share of profit of joint ventures and associates	4.0	2.3	5.7	72%	-29%	16.1	5.4	199%
Income before income and social contribution taxes	838.0	552.6	377.7	52%	122%	1,772.1	1,633.7	8%
Income and social contribution taxes – current and deferred	(295.2)	(192.0)	(137.2)	54%	115%	(626.0)	(570.7)	10%
Income and social contribution taxes – tax incentives	12.8	19.4	6.7	-34%	91%	27.0	72.0	-62%
Net income	555.6	380.1	247.2	46%	125%	1,173.1	1,135.1	3%
Net income attributable to Ultrapar	555.1	376.8	246.1	47%	126%	1,169.4	1,126.2	4%
Net income attributable to non-controlling interests in subsidiaries	0.5	3.3	1.1	-86%	-56%	3.7	8.9	-58%
EBITDA	1,239.1	1,029.3	784.2	20%	58%	2,996.4	3,094.7	-3%

Volume - LPG sales (000 tons)	460.3	466.8	445.3	-1%	3%	1,320.0	1,320.4	0%
Volume - Fuels sales (000 m³)	6,059.2	5,934.7	5,937.9	2%	2%	17,550.9	17,816.9	-1%
Volume - Chemicals sales (000 tons)	210.5	199.8	182.7	5%	15%	589.1	565.1	4%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and consequently the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares 3Q17 to 3Q16.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization and EBIT – Earnings Before Interest and Taxes are presented in accordance with CVM Instruction 527 of October 4, 2012.

Ultrapar

	3Q17	3Q16	3Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Net sales and services	20,533	19,445	19,173	6%	7%	58,434	58,268	0%
Net earnings[1]	556	380	247	46%	125%	1,173	1,135	3%
Earnings per share attributable to Ultrapar shareholders²	1.02	0.70	0.45	47%	126%	2.16	2.08	4%
EBITDA	1,239	1,029	784	20%	58%	2,996	3,095	(3%)
Investments	542	439	484	24%	12%	1,511	1,123	35%

 Amounts in R$ million (except for EPS)

 1 Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies

 2 Calculated based on the weighted average number of shares over the period, net of shares held in treasury

Net sales and services – Total of R$ 20,533 million (+6%) reflecting growth in revenue at all the businesses. In relation to 2Q17, net sales and services were 7% higher, again due to growth in revenue at all the businesses. In 9M17, net sales and services amounted to R$ 58,434 million, flat in relation to the same period in the preceding year.

EBITDA – Total of R$ 1,239 million (+20%) due to the growth in EBITDA at all the businesses with the exception of Oxiteno, the latter affected by specific industry-related events in the quarter. In relation to 2Q17, EBITDA recorded an increase of 58%, with growth in all the businesses with the exception of Extrafarma. In 9M17, Ultrapar’s EBITDA amounted to R$ 2,996 million, a fall of 3% compared with 9M16.

Depreciation and amortization – Total of R$ 280 million (+2%) reflecting investments over the past 12 months, particularly the expansion of Ipiranga service station network. Compared with 2Q17, total costs and expenses with depreciation and amortization registered a reduction of 5%. In 9M17, costs and expenses with depreciation and amortization amounted to R$ 870 million, 6% greater than 9M16.

Financial result – Ultrapar’s net debt on September 30, 2017 was R$ 6.8 billion (1.6x LTM EBITDA) compared to R$ 5.8 billion on September 30, 2016 (1.4x LTM EBITDA). Ultrapar reported net financial expenses of R$ 121 million, R$ 81 million lower than in 3Q16 due to a year-over-year decline in the CDI - Interbank Rate despite higher net debt and exchange rate effects between periods. In relation to 2Q17, net financial expenses recorded an increase of R$ 8 million, again due to exchange rate factors between periods and a decrease in CDI. In 9M17, net financial expenses totaled R$ 355 million, a decline of 45% compared with 9M16.

Net earnings – Total of R$ 556 million (+46%) due to the growth in EBITDA and lower financial expenses, although attenuated by higher depreciation and amortization. In relation to 2Q17, net income was 125% higher, also a function of the growth in EBITDA. In 9M17, net earnings were R$ 1,173 million, an increase of 3% compared with the same period in 2016.

Operating cash flow – Total of R$ 1,786 million (+R$ 386 million) in 9M17, due to a reduction in the investment in working capital in 9M17 compared with the same period in 2016.

Ipiranga

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Total volume (000 m³)	6,059	5,935	5,938	2%	2%	17,551	17,817	(1%)
Diesel	3,156	3,072	2,983	3%	6%	8,856	9,219	(4%)
Otto cycle	2,814	2,762	2,870	2%	(2%)	8,436	8,317	1%
Others[1]	90	101	85	(11%)	5%	258	280	(8%)
EBITDA (R$ million)	954	788	582	21%	64%	2,242	2,218	1%

1Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance - Sales volume totaled 6,059 thousand m³ in 3Q17, 2% higher compared with 3Q16. The Otto cycle segment increased by 2% compared to 3Q16 with an increased share of gasoline in the product mix, due to the acceleration in investments for expanding the service station network, which will continue to contribute positively to sales volume progression, and to the market share growth. Diesel volume grew by 3% in relation to 3Q16 after thirteen consecutive quarters of year-over-year decline, following the gradual recovery in the economy and the improvement in the wholesale segments. In relation to 2Q17, sales volume grew by 2%, largely due to seasonality effects between periods. Total volume in 9M17 amounted to 17,551 thousand m³, a decline of 1% compared with 9M16.

Net sales and services – Total of R$ 17,356 million in 3Q17 (+5%) mainly due to variations in fuel costs – including the increase in PIS/Cofins taxes levied on fuel in July –, to increased sales volume with a larger share of gasoline in the product mix and the strategy of constant innovation in services and convenience at the station, generating greater customer satisfaction and loyalty. Compared to 2Q17, net sales and services increased by 7% due to volume growth and variation in fuel costs. In 9M17, net sales and services amounted to R$ 49,554 million, 1% below 9M16.

Cost of goods sold – Total of R$ 15,961 million in 3Q17 (+3%) principally due to the variations in the cost of fuels, including the increase in PIS/Cofins taxes, and higher volumes. In relation to 2Q17, the cost of goods sold increased by 4%, also reflecting the factors previously mentioned. In 9M17, the cost of goods sold amounted to R$ 46,077 million, 1% lower than that in 9M16.

Sales, general and administrative expenses – Total of R$ 619 million in 3Q17 (+8%) due to: (i) higher freight expenses in line with volume growth and the increase in freight unitary expenses; (ii) expenses related with strategic initiatives, mainly those related to the joint venture with Chevron in lubricants; and (iii) the company’s option to sign up to the Special Tax Renegotiation Program (Programa Especial de Regularização Tributária - PERT). In relation to 2Q17, sales, general and administrative expenses increased by 1%, largely due to expenses related to PERT program and strategic initiatives. In 9M17, sales, general and administrative expenses were R$ 1,828 million, a rise of 9% when compared with the same period in 2016 due to projects linked to Ipiranga’s growth plan.

EBITDA – Total of R$ 954 million (+21%) influenced mainly by a growth in volumes in the period, by the inventory effects derived from variations in fuel costs, including the increase in PIS/Cofins taxes, together with the strategy of constant innovation in services and convenience at the station, generating greater customer satisfaction and loyalty. In 2Q17, EBITDA increased by 64% due mainly to the factors already mentioned together with the negative inventory effects reported in 2Q17. In 9M17, EBITDA totaled R$ 2,242 million, year-over-year increase of 1%.

Investments – A total of R$ 291 million was invested during the quarter and allocated mainly to expansion and maintenance of the service stations and franchises. The service station network grew by 6% year-over-year with net addition of 71 service stations in the quarter and 420 in the last 12 months. Out of the amount invested, R$ 249 million were related to additions to property, plant, equipment and intangible assets and R$ 42 million to the financing to clients, net of repayments. In 9M17, Ipiranga invested R$ 863 million, of which R$ 151 million were financing to clients, net of repayments, with a net addition of 251 new service stations during the nine months ended September 2017, compared with 164 in the same period for 2016.

Oxiteno

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Total volume (000 tons)	211	200	183	5%	15%	589	565	4%
Specialty chemicals	173	169	151	2%	15%	482	463	4%
Commodities	37	31	31	21%	18%	107	103	4%
Sales in Brazil	154	145	131	6%	18%	425	406	5%
Sales outside Brazil	56	55	52	3%	8%	164	159	3%
EBITDA (R$ million)	74	99	34	(25%)	119%	219	414	(47%)

Operational performance – Oxiteno reported a record sales volume for a quarter, totaling 211 thousand tons (+5% or 11 thousand tons). Sales volumes of specialty chemicals increased by 2% compared with 3Q16, with a 3% increase in sales to the domestic market, notably to the distribution, automotive fluids and home & personal care segments. Specialty chemical volumes sold outside Brazil grew by 1%, with focus on the USA due to pre-marketing activities of the new Pasadena plant, which will start operations in 2018. Commodity volumes grew by 21%, a reflection of favorable prices and product demand conditions. Compared with 2Q17, total sales volume was 15% (28 thousand tons) higher due to seasonal factors between the periods. In 9M17, Oxiteno registered a total sales volume of 589 thousand tons, 4% higher than in 9M16.

Net sales and services – Total of R$ 1,030 million (+8%) due to sales volume growth and the 5% higher average price in US Dollars, mainly due to the year-over-year rise in the costs of Oxiteno’s principal raw materials. These factors were partially offset by the 3% (R$ 0.08/US$) stronger Real against the US Dollar and by the increased share of commodities in the product mix. Quarter-on-quarter, Oxiteno reported an increase of 16% in net sales and services due to the same factors mentioned above. In 9M17, net sales and services amounted to R$ 2,828 million, 1% lower than in 9M16.

Cost of goods sold – Total of R$ 825 million (+12%) due to (i) volume growth; (ii) increased costs of the main raw materials compared with 3Q16; and (iii) costs related to the extended stoppage of the Oleoquímica plant in 2Q17, offset by a 3% stronger Real against the US Dollar. Compared to 2Q17, the cost of goods sold increased by 13%, largely in line with the volume growth. In 9M17, costs of goods sold amounted to R$ 2,286 million, an increase of 8% relative to the same period in 2016.

Sales, general and administrative expenses – Total of R$ 173 million (+11%) principally due to higher freight expenses in line with the volume growth and increased unit expenses with freight. Compared to 2Q17, sales, general and administrative expenses increased by 10% as a result of the same factors already mentioned. In 9M17, sales, general and administrative expenses totaled R$ 485 million, a 7% growth when compared to 9M16.

EBITDA – Total of R$ 74 million (-25%) principally a function of the 3% stronger Real against the US Dollar and non-recurring effects of (i) the significant decline in palm kernel oil prices from the first quarter, with a negative effect on inventories, but rendering Oxiteno’s products competitiveness over the following months; and (ii) technical problems restarting the Oleoquímica plant in 2Q17, both factors representing a negative impact of R$ 26 million combined in 3Q17. These effects were softened by the growth in volumes during the period. Excluding non-recurring effects, Oxiteno’s EBITDA would have shown growth of 1% compared with 3Q16. In relation to 2Q17, EBITDA posted an increase of 119%, principally due to higher sales volume and the greater competitiveness of Oxiteno’s products in 3Q17. In 9M17, EBITDA amounted to R$ 219 million, 47% lower than for 9M16.

Investments – A total of R$ 107 million was invested during the quarter, largely related to the investments in the new ethoxylation plant in the US, expected to start operations in 2018, to maintenance of its production units and investments in IT systems. In 9M17, investments totaled R$ 295 million.

Ultragaz

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Total volume (000 tons)	460	467	445	(1%)	3%	1,320	1,320	0%
Bottled	317	315	307	1%	4%	906	893	1%
Bulk	143	152	139	(6%)	3%	414	427	(3%)
EBITDA (R$ million)	157	108	124	46%	27%	401	324	24%

Operational performance – Total sales volume was 460 thousand tons, 1% lower than that in 3Q16, with a decline of 6% in the bulk segment due to declining volumes in the LPG market, increased sales volume to industrial clients in 3Q16 and the loss of some costumers that switched from LPG to natural gas in 3Q17. In the bottled segment, Ultragaz reported growth of 1%, a reflection of investments in new resellers. Compared to 2Q17, sales volume increased by 3%, mainly due to seasonal effects between periods. In 9M17, Ultragaz reported volumes of 1,320 thousand tons and stable compared with the same period in 2016.

Net sales and services – Total of R$ 1,576 million (+12%) due to (i) adjustments in the cost of LPG purchased from Petrobras; and (ii) the strategy of differentiation and innovation, offset by lower sales volume. In relation to 2Q17, net sales and services rose by 7% due to adjustments in the costs of LPG purchased from Petrobras and higher sales volume. In 9M17, net sales and services amounted to R$ 4,401 million, an increase of 10% compared to 9M16.

Cost of goods sold – Total of R$ 1,304 million (+10%), principally due to adjustments in the costs of LPG purchased from Petrobras, partially offset by lower costs with requalification of LPG bottles, maintenance and freight, due to lower volume sold and shorter routes for sourcing products. In relation to 2Q17, cost of goods sold rose by 6% due to adjustments in the cost of LPG and higher sales volume, partially offset by lower unitary freight costs, lower costs with requalification of LPG bottles and with maintenance. In 9M17, the cost of goods sold amounted to R$ 3,674 million, 10% higher than in 9M16.

Sales, general and administrative expenses – Total of R$ 163 million (-2%) due to lower marketing expenses with strengthening of the brand in 3Q17, expenses that amounted to R$ 15 million in 3Q16, partially offset by higher expenses with studies and projects and the effects of inflation on expenses. In relation to 2Q17, sales, general and administrative expenses reported an increase of 1% due to higher volume and higher expenses with legal counseling and studies and projects, attenuated by lower unitary freight expenses. In 9M17, sales, general and administrative expenses amounted to R$ 465 million, 2% higher than in 9M16.

EBITDA – Total of R$ 157 million (+46%), reflecting: (i) initiatives for reducing costs and expenses, (ii) commercial initiatives for capturing new clients and resellers and the strategy based on differentiation and innovation; and (iii) expenses with marketing and advertising, exceptionally higher in 3Q16, partially offset by lower sales volume. Compared to 2Q17, EBITDA grew by 27%, principally due to higher sales volume and initiatives for reducing costs previously mentioned. In 9M17, Ultragaz posted an EBITDA of R$ 401 million, 24% higher than in 9M16.

Investments – Ultragaz invested R$ 49 million, mainly allocated to new clients in the bulk segment and the purchase of LPG bottles. The company invested R$ 177 million year to date.

Ultracargo

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M7	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Effective Storage[1] (000 m³)	729	683	727	7%	0%	717	668	7%
EBITDA (R$ million)	40	23	26	72%	52%	88	97	(10%)

1Monthly average

Operational performance – Ultracargo’s average storage increased by 7% compared to 3Q16. This result was due to greater fuel handling activity at the Suape, Itaqui and Santos port terminals, reflecting the partial resumption of activities in the latter terminal in June 2017, when 67.5 thousand m³ of the 151.5 thousand m³ suspended since the April 2015 fire restarted operations. Compared with 2Q17, average storage at Ultracargo’s terminals remained flat with greater fuel handling at the terminals partially offset by a reduction in operations at the Aratu terminal. In 9M17, Ultracargo’s average storage increased 7%.

Net sales and services – Total of R$ 112 million in 3Q17 (+21%), due to (i) the increase in average storage with larger capacity being taken up by fuel handling activities, (ii) the increase in Ultracargo’s productivity, and (iii) partial resumption of operations in Santos. Compared with 2Q17, net sales and services were 6% higher, principally reflecting greater fuel handling and the partial resumption of activities in Santos. In 9M17, net sales and services amounted to R$ 319 million, 23% greater than in 9M16.

Cost of services provided – Total of R$ 55 million (+15%) due to higher labor-related expenditures, reflecting partial resumption of activities in Santos, with materials in line with growth in fuel handling operations at the terminals and with maintenance in Aratu. In relation to 2Q17, cost of services increased by 3%, reflecting higher maintenance costs in Aratu. In 9M17, cost of services provided amounted to R$ 159 million, a growth of 10% in relation to the 9M16.

Sales, general and administrative expenses – Total of R$ 27 million (+4%) principally due to higher labor-related expenses. In relation to 2Q17, sales, general and administrative expenses posted a reduction of 4%, principally due to lower expenses with legal advisory services. In 9M17, sales, general and administrative expenses totaled R$ 80 million, 18% higher than 9M16.

Other operating results – The “Other operating results” line reported total net expenses in 3Q17 of R$ 3 million, compared with a net expenses of R$ 6 million in 3Q16 and net expenses of R$ 15 million in 2Q17. In all three quarters, the amount consists of expenses related to commissioning and licensing of the Santos terminal.

EBITDA – Total of R$ 40 million (+72%) and mainly a reflection of (i) greater fuel handling activities, (ii) the increase in Ultracargo’s productivity, and (iii) partial resumption of operations in Santos. In relation to 2Q17, EBITDA increased by 52% due to the same factors mentioned above combined with lower commissioning and licensing expenses for the Santos terminal. In 9M17, EBITDA reached R$ 88 million, a year-over-year decline of 10%.

Investments – Ultracargo invested R$ 31 million, allocated to maintenance and modernization of safety systems and processes at the port terminals. In 9M17, investments totaled R$ 45 million.

Extrafarma

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Gross revenues (R$ million)	501	433	482	16%	4%	1,459	1,214	20%
Drugstores (end of period)	366	293	341	25%	7%	366	293	25%
% of mature stores (+3 years)	49%	57%	53%	(7.8 p.p.)	(3.6 p.p.)	49%	57%	(7.8 p.p.)
EBITDA (R$ million)	7	6	10	10%	(28%)	21	24	(13%)

Operational performance – Extrafarma ended 3Q17 with 366 stores (+25% with 88 openings and 15 closures in the last 12 months). At the end of 3Q17, 51% of the stores had been operating for less than three years compared with 43% in 3Q16, a result of the accelerated expansion of the drugstore network. In relation to 2Q17, Extrafarma opened 30 new stores (5 closures), seven of which in the state of São Paulo.

Gross revenue – Total of R$ 501 million (+16%) resulting from the growth of 18% in retail sales due to the increased average number of stores and 7% growth in same store sales (4% in mature stores and 6% in mature stores excluding mobile phones). Compared with 2Q17, gross revenue rose 4% reflecting increased average number of stores. In 9M17, gross revenue amounted to R$ 1,459 million, a growth of 20% in relation to 9M16.

Cost of goods sold and gross profit – Cost of goods sold amounted to R$ 324 million (+14%), principally due to higher sales and the annual readjustment in prices of medicines, offset by a growth in trade marketing funds from the pharmaceutical industry, as a result of Extrafarma’s commercial initiatives. Gross profit was R$ 149 million (+21%), principally due to stronger sales and increased funds from trade marketing. In relation to 2Q17, the cost of goods sold rose by 5% and gross profit by 2% due to the increase in sales and in trade marketing funds in the period, partially compensated by inventory gains in 2Q17. In 9M17, cost of goods sold totaled R$ 936 million and gross profit, R$ 441 million, 20% and 21%, respectively above 9M16.

Sales, general and administrative expenses – Total of R$ 157 million (+24%). The increase reflects a 23% higher average number of stores. Excluding the impact of new store openings, sales, general and administrative expenses increased in line with inflation, principally in the light of collective wage agreements closed in 1Q17, compensated by productivity initiatives in the period. In relation to 2Q17, sales, general and administrative expenses increased by 4%, principally due to higher expenses with logistics and store supplying as well as the growth of the network into new regions during the period. In 9M17, sales, general and administrative expenses amounted to R$ 458 million, 24% increase compared to 9M16.

EBITDA – Total of R$ 7 million (+10%). The increase is largely a function of greater sales volume, a reflection of the accelerated expansion of the drugstore network and strategic initiatives taken to raise management standards in the retail pharmacy, notably actions to gain productivity and of trade marketing. These effects were partially attenuated by the higher number of still maturing stores. In relation to 2Q17, EBITDA reported a decline of 28% due largely to inventory gains in 2Q17 and the accelerated expansion pace in 3Q17. In 9M17, EBITDA totaled R$ 21 million, a decline of 13% in relation to 9M16.

Investments – Extrafarma invested R$ 43 million in 3Q17, mainly for opening 30 new stores, the refurbishment of stores and for information technology focused on improving the purchase experience and operational excellence. Out of the amount invested, R$ 34 million were related to the expansion of the drugstore network. Investments over the 9M17 period totaled R$ 101 million, of which R$ 76 million were destined to new stores.

São Paulo, November 8, 2017 –  Ultrapar Participações S.A. (Brazil:UGPA3/USA:UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga/Ultragaz/Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the third quarter of 2017.

Net revenues	EBITDA	Net earnings
R$ 20.5 billion 6% YoY 7% QoQ	R$ 1.2 billion 20% YoY 58% QoQ	R$ 556 million 46% YoY 125% QoQ

Investments	Operating cash flow¹	Market cap
R$ 542 million	R$ 1.8 billion	R$ 42 billion

¹ Sep 17 YTD

Highlights:

• Ultrapar completes 80 years of history and reports growth in its quarterly results.

• Approval of additional budget of R$ 355 million for investments in the expansion and strengthening of Ipiranga’s network and of R$ 123 million originally allocated for Ale’s CAPEX.

• Oxiteno sells 211 thousand tons in the quarter reaching a record for total sales volume and for specialty chemicals in Brazil.

• Extrafarma accelerates once more its expansion pace with the opening of 30 new drugstores in the quarter.

• Ultrapar issued R$ 994 million debentures and Certificates of Agribusiness Receivables (CRA) at 95.5% of the CDI.

After a challenging start to the year, in the quarter Ultra completes 80 years of history, we are pleased to report growing earnings, confirming the expected rebound from 2H17. In addition, our investments have been maintained at an accelerated pace despite the challenges imposed by the macroeconomic environment. We continue to generate jobs, to invest in our resellers, to expand our operations and our capacity better to serve our clients. We are confident in the direction taken to strengthen Ultra and we will work with clear objectives and responsible decisions to continue writing the next 80 years of history with the seriousness, creativity and competence that are characteristics of our organization.

3Q17 Conference call

Ultrapar will be holding a conference call for analysts on November 9, 2017 to comment on the company's performance in the third quarter of 2017 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 8h00 (US EST)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: 0800-7265606 (available for 7 days)

Code: Ultrapar

International: 9h30 (US EST)

Participants in other countries: +1 (412) 317-5430

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for 7 days)

Code: 10097284

WEBCAST live via internet at ri.ultra.com.br. Please connect 15 minutes in advance.

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and consequently the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares 3Q17 to 3Q16.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization and EBIT – Earnings Before Interest and Taxes are presented in accordance with CVM Instruction 527 of October 4, 2012.

Executive summary

Indicators	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Average exchange rate (R$/US$)	3.16	3.25	3.21	(3%)	(2%)	3.17	3.56	(11%)
Brazilian interbank interest rate (CDI)	2.3%	3.5%	2.5%			8.0%	10.4%
Inflation in the period (IPCA)	0.6%	1.0%	0.2%			1.8%	5.5%
IBC - Br¹	135.3	133.5	134.0	1.4%	1.0%	134.7	134.1	0.4%
Average Brent crude oil (US$/barrel)	52	46	50	13%	3%	52	42	24%

1Seasonally adjusted quarterly average. Considering the first two months of the quarter (Apr-May and Jul-Aug)

Ultrapar reported consolidated EBITDA of R$ 1,239 million in 3Q17 (+20%). Net income was R$ 556 million in 3Q17 (+46%).

Ipiranga

After seven consecutive quarters of year-over-year decline, Ipiranga posted a 2% increase in sales volume in relation to 3Q16 with 2% growth in the Otto cycle segment and a 3% rise in diesel sales volume. This performance reflects investments in expanding and strengthening the network as well as the recovery in the economy and the improved activity in the wholesale segments. Ipiranga’s EBITDA amounted to R$ 954 million, an increase of 21% from 3Q16, mainly due to growth in sales volume, the effect of variations in fuel prices, including the positive one-off impact of the increase in PIS/Cofins taxes, and the strategy of constant innovation in services and convenience.

Oxiteno

Oxiteno posted record sales volume for a quarter, totaling 211 thousand tons. The execution of the project and preparation for the new plant in Pasadena (US) continue according to plan with additional volumes of pre-marketing sales and the continued growth of specialty chemical sales to the domestic market for the fifth consecutive quarter. EBITDA was once more impacted by the same extraordinary factors reported in 2Q17, although it showed a significant improvement quarter on quarter (R$ 34 million to R$ 74 million).

Ultragaz

Ultragaz reported year-over-year volume decline of 1%, despite the increase of 1% in the bottled segment. Performance was affected by the decline of 6% in the bulk segment due to a decline in the LPG market volume, increased sales volumes to industrial clients in 3Q16 and the loss of certain customers that switched from LPG to natural gas in 3Q17. Despite reduced sales volume, Ultragaz posted an EBITDA of R$ 157 million, 46% higher than that in 3Q16, reflecting efforts to reduce costs and expenses, commercial initiatives to capture new clients and resellers, a strategy based on differentiation and innovation and higher marketing expenses in 3Q16.

Ultracargo

Ultracargo continued to report a strong earnings recovery due to the partial resumption of activities in the Santos terminal in June and to business opportunities arising from greater fuel handling activities. As a result, average storage and EBITDA both recorded growth of 7% and 72%, respectively.

Extrafarma

Extrafarma ended 3Q17 with 366 stores, opening 30 new units in the quarter and 88 over the last 12 months, the result of the gradual speed up of its expansion. EBITDA amounted to R$ 7 million in the quarter, 10% growth over 3Q16. This was principally due to the large number of drugstores, to strategic and commercial initiatives implemented to raise management standards in the retail pharmacy, notably through actions taken to increase productivity and trade marketing, offset by a larger number of still maturing stores.

Ipiranga

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Total volume (000 m³)	6,059	5,935	5,938	2%	2%	17,551	17,817	(1%)
Diesel	3,156	3,072	2,983	3%	6%	8,856	9,219	(4%)
Otto cycle	2,814	2,762	2,870	2%	(2%)	8,436	8,317	1%
Others[1]	90	101	85	(11%)	5%	258	280	(8%)
EBITDA (R$ million)	954	788	582	21%	64%	2,242	2,218	1%

1Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Sales volume totaled 6,059 thousand m³ in 3Q17, 2% higher compared with 3Q16. The Otto cycle segment increased by 2% compared to 3Q16 with an increased share of gasoline in the product mix, due to the acceleration in investments for expanding the service station network, which will continue to contribute positively to sales volume progression, and to the market share growth. Diesel volume grew by 3% in relation to 3Q16 after thirteen consecutive quarters of year-over-year decline, following the gradual recovery in the economy and the improvement in the wholesale segments. In relation to 2Q17, sales volume grew by 2%, largely due to seasonality effects between periods. Total volume in 9M17 amounted to 17,551 thousand m³, a decline of 1% compared with 9M16.

Net sales and services – Total of R$ 17,356 million in 3Q17 (+5%) mainly due to variations in fuel costs – including the increase in PIS/Cofins taxes levied on fuel in July –, to increased sales volume with a larger share of gasoline in the product mix and the strategy of constant innovation in services and convenience at the station, generating greater customer satisfaction and loyalty. Compared to 2Q17, net sales and services increased by 7% due to volume growth and variation in fuel costs. In 9M17, net sales and services amounted to R$ 49,554 million, 1% below 9M16.

Cost of goods sold – Total of R$ 15,961 million in 3Q17 (+3%) principally due to the variations in the cost of fuels, including the increase in PIS/Cofins taxes, and higher volumes. In relation to 2Q17, the cost of goods sold increased by 4%, also reflecting the factors previously mentioned. In 9M17, the cost of goods sold amounted to R$ 46,077 million, 1% lower than that in 9M16.

Sales, general and administrative expenses – Total of R$ 619 million in 3Q17 (+8%) due to: (i) higher freight expenses in line with volume growth and the increase in freight unitary expenses; (ii) expenses related with strategic initiatives, mainly those related to the joint venture with Chevron in lubricants; and (iii) the company’s option to sign up to the Special Tax Renegotiation Program (Programa Especial de Regularização Tributária - PERT). In relation to 2Q17, sales, general and administrative expenses increased by 1%, largely due to expenses related to PERT program and strategic initiatives. In 9M17, sales, general and administrative expenses were R$ 1,828 million, a rise of 9% when compared with the same period in 2016 due to projects linked to Ipiranga’s growth plan.

EBITDA – Total of R$ 954 million (+21%) influenced mainly by a growth in volumes in the period, by the inventory effects derived from variations in fuel costs, including the increase in PIS/Cofins taxes, together with the strategy of constant innovation in services and convenience at the station, generating greater customer satisfaction and loyalty. In 2Q17, EBITDA increased by 64% due mainly to the factors already mentioned together with the negative inventory effects reported in 2Q17. In 9M17, EBITDA totaled R$ 2,242 million, year-over-year increase of 1%.

Investments – A total of R$ 291 million was invested during the quarter and allocated mainly to expansion and maintenance of the service stations and franchises. The service station network grew by 6% year-over-year with net addition of 71 service stations in the quarter and 420 in the last 12 months. Out of the amount invested, R$ 249 million were related to additions to property, plant, equipment and intangible assets and R$ 42 million to the financing to clients, net of repayments. In 9M17, Ipiranga invested R$ 863 million, of which R$ 151 million were financing to clients, net of repayments, with a net addition of 251 new service stations during the nine months ended September 2017, compared with 164 in the same period for 2016.

Oxiteno

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Total volume (000 tons)	211	200	183	5%	15%	589	565	4%
Specialty chemicals	173	169	151	2%	15%	482	463	4%
Commodities	37	31	31	21%	18%	107	103	4%
Sales in Brazil	154	145	131	6%	18%	425	406	5%
Sales outside Brazil	56	55	52	3%	8%	164	159	3%
EBITDA (R$ million)	74	99	34	(25%)	119%	219	414	(47%)

Operational performance – Oxiteno reported a record sales volume for a quarter, totaling 211 thousand tons (+5% or 11 thousand tons). Sales volumes of specialty chemicals increased by 2% compared with 3Q16, with a 3% increase in sales to the domestic market, notably to the distribution, automotive fluids and home & personal care segments. Specialty chemical volumes sold outside Brazil grew by 1%, with focus on the USA due to pre-marketing activities of the new Pasadena plant, which will start operations in 2018. Commodity volumes grew by 21%, a reflection of favorable prices and product demand conditions. Compared with 2Q17, total sales volume was 15% (28 thousand tons) higher due to seasonal factors between the periods. In 9M17, Oxiteno registered a total sales volume of 589 thousand tons, 4% higher than in 9M16.

Net sales and services – Total of R$ 1,030 million (+8%) due to sales volume growth and the 5% higher average price in US Dollars, mainly due to the year-over-year rise in the costs of Oxiteno’s principal raw materials. These factors were partially offset by the 3% (R$ 0.08/US$) stronger Real against the US Dollar and by the increased share of commodities in the product mix. Quarter-on-quarter, Oxiteno reported an increase of 16% in net sales and services due to the same factors mentioned above. In 9M17, net sales and services amounted to R$ 2,828 million, 1% lower than in 9M16.

Cost of goods sold – Total of R$ 825 million (+12%) due to (i) volume growth; (ii) increased costs of the main raw materials compared with 3Q16; and (iii) costs related to the extended stoppage of the Oleoquímica plant in 2Q17, offset by a 3% stronger Real against the US Dollar. Compared to 2Q17, the cost of goods sold increased by 13%, largely in line with the volume growth. In 9M17, costs of goods sold amounted to R$ 2,286 million, an increase of 8% relative to the same period in 2016.

Sales, general and administrative expenses – Total of R$ 173 million (+11%) principally due to higher freight expenses in line with the volume growth and increased unit expenses with freight. Compared to 2Q17, sales, general and administrative expenses increased by 10% as a result of the same factors already mentioned. In 9M17, sales, general and administrative expenses totaled R$ 485 million, a 7% growth when compared to 9M16.

EBITDA – Total of R$ 74 million (-25%) principally a function of the 3% stronger Real against the US Dollar and non-recurring effects of (i) the significant decline in palm kernel oil prices from the first quarter, with a negative effect on inventories, but rendering Oxiteno’s products competitiveness over the following months; and (ii) technical problems restarting the Oleoquímica plant in 2Q17, both factors representing a negative impact of R$ 26 million combined in 3Q17. These effects were softened by the growth in volumes during the period. Excluding non-recurring effects, Oxiteno’s EBITDA would have shown growth of 1% compared with 3Q16. In relation to 2Q17, EBITDA posted an increase of 119%, principally due to higher sales volume and the greater competitiveness of Oxiteno’s products in 3Q17. In 9M17, EBITDA amounted to R$ 219 million, 47% lower than for 9M16.

Investments – A total of R$ 107 million was invested during the quarter, largely related to the investments in the new ethoxylation plant in the US, expected to start operations in 2018, to maintenance of its production units and investments in IT systems. In 9M17, investments totaled R$ 295 million.

Ultragaz

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Total volume (000 tons)	460	467	445	(1%)	3%	1,320	1,320	0%
Bottled	317	315	307	1%	4%	906	893	1%
Bulk	143	152	139	(6%)	3%	414	427	(3%)
EBITDA (R$ million)	157	108	124	46%	27%	401	324	24%

Operational performance – Total sales volume was 460 thousand tons, 1% lower than that in 3Q16, with a decline of 6% in the bulk segment due to declining volumes in the LPG market, increased sales volume to industrial clients in 3Q16 and the loss of some costumers that switched from LPG to natural gas in 3Q17. In the bottled segment, Ultragaz reported growth of 1%, a reflection of investments in new resellers. Compared to 2Q17, sales volume increased by 3%, mainly due to seasonal effects between periods. In 9M17, Ultragaz reported volumes of 1,320 thousand tons and stable compared with the same period in 2016.

Net sales and services – Total of R$ 1,576 million (+12%) due to (i) adjustments in the cost of LPG purchased from Petrobras; and (ii) the strategy of differentiation and innovation, offset by lower sales volume. In relation to 2Q17, net sales and services rose by 7% due to adjustments in the costs of LPG purchased from Petrobras and higher sales volume. In 9M17, net sales and services amounted to R$ 4,401 million, an increase of 10% compared to 9M16.

Cost of goods sold – Total of R$ 1,304 million (+10%), principally due to adjustments in the costs of LPG purchased from Petrobras, partially offset by lower costs with requalification of LPG bottles, maintenance and freight, due to lower volume sold and shorter routes for sourcing products. In relation to 2Q17, cost of goods sold rose by 6% due to adjustments in the cost of LPG and higher sales volume, partially offset by lower unitary freight costs, lower costs with requalification of LPG bottles and with maintenance. In 9M17, the cost of goods sold amounted to R$ 3,674 million, 10% higher than in 9M16.

Sales, general and administrative expenses – Total of R$ 163 million (-2%) due to lower marketing expenses with strengthening of the brand in 3Q17, expenses that amounted to R$ 15 million in 3Q16, partially offset by higher expenses with studies and projects and the effects of inflation on expenses. In relation to 2Q17, sales, general and administrative expenses reported an increase of 1% due to higher volume and higher expenses with legal counseling and studies and projects, attenuated by lower unitary freight expenses. In 9M17, sales, general and administrative expenses amounted to R$ 465 million, 2% higher than in 9M16.

EBITDA – Total of R$ 157 million (+46%), reflecting: (i) initiatives for reducing costs and expenses, (ii) commercial initiatives for capturing new clients and resellers and the strategy based on differentiation and innovation; and (iii) expenses with marketing and advertising, exceptionally higher in 3Q16, partially offset by lower sales volume. Compared to 2Q17, EBITDA grew by 27%, principally due to higher sales volume and initiatives for reducing costs previously mentioned. In 9M17, Ultragaz posted an EBITDA of R$ 401 million, 24% higher than in 9M16.

Investments – Ultragaz invested R$ 49 million, mainly allocated to new clients in the bulk segment and the purchase of LPG bottles. The company invested R$ 177 million year to date.

Ultracargo

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Effective Storage[1] (000 m³)	729	683	727	7%	0%	717	668	7%
EBITDA (R$ million)	40	23	26	72%	52%	88	97	(10%)

1Monthly average

Operational performance – Ultracargo’s average storage increased by 7% compared to 3Q16. This result was due to greater fuel handling activity at the Suape, Itaqui and Santos port terminals, reflecting the partial resumption of activities in the latter terminal in June 2017, when 67.5 thousand m³ of the 151.5 thousand m³ suspended since the April 2015 fire restarted operations. Compared with 2Q17, average storage at Ultracargo’s terminals remained flat with greater fuel handling at the terminals partially offset by a reduction in operations at the Aratu terminal. In 9M17, Ultracargo’s average storage increased 7%.

Net sales and services – Total of R$ 112 million in 3Q17 (+21%), due to (i) the increase in average storage with larger capacity being taken up by fuel handling activities, (ii) the increase in Ultracargo’s productivity, and (iii) partial resumption of operations in Santos. Compared with 2Q17, net sales and services were 6% higher, principally reflecting greater fuel handling and the partial resumption of activities in Santos. In 9M17, net sales and services amounted to R$ 319 million, 23% greater than in 9M16.

Cost of services provided – Total of R$ 55 million (+15%) due to higher labor-related expenditures, reflecting partial resumption of activities in Santos, with materials in line with growth in fuel handling operations at the terminals and with maintenance in Aratu. In relation to 2Q17, cost of services increased by 3%, reflecting higher maintenance costs in Aratu. In 9M17, cost of services provided amounted to R$ 159 million, a growth of 10% in relation to the 9M16.

Sales, general and administrative expenses – Total of R$ 27 million (+4%) principally due to higher labor-related expenses. In relation to 2Q17, sales, general and administrative expenses posted a reduction of 4%, principally due to lower expenses with legal advisory services. In 9M17, sales, general and administrative expenses totaled R$ 80 million, 18% higher than 9M16.

Other operating results – The “Other operating results” line reported total net expenses in 3Q17 of R$ 3 million, compared with a net expenses of R$ 6 million in 3Q16 and net expenses of R$ 15 million in 2Q17. In all three quarters, the amount consists of expenses related to commissioning and licensing of the Santos terminal.

EBITDA – Total of R$ 40 million (+72%) and mainly a reflection of (i) greater fuel handling activities, (ii) the increase in Ultracargo’s productivity, and (iii) partial resumption of operations in Santos. In relation to 2Q17, EBITDA increased by 52% due to the same factors mentioned above combined with lower commissioning and licensing expenses for the Santos terminal. In 9M17, EBITDA reached R$ 88 million, a year-over-year decline of 10%.

Investments – Ultracargo invested R$ 31 million, allocated to maintenance and modernization of safety systems and processes at the port terminals. In 9M17, investments totaled R$ 45 million.

Extrafarma

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Gross revenues (R$ million)	501	433	482	16%	4%	1,459	1,214	20%
Drugstores (end of period)	366	293	341	25%	7%	366	293	25%
% of mature stores (+3 years)	49%	57%	53%	(7.8 p.p.)	(3.6 p.p.)	49%	57%	(7.8 p.p.)
EBITDA (R$ million)	7	6	10	10%	(28%)	21	24	(13%)

Operational performance – Extrafarma ended 3Q17 with 366 stores (+25% with 88 openings and 15 closures in the last 12 months). At the end of 3Q17, 51% of the stores had been operating for less than three years compared with 43% in 3Q16, a result of the accelerated expansion of the drugstore network. In relation to 2Q17, Extrafarma opened 30 new stores (5 closures), seven of which in the state of São Paulo.

Gross revenue – Total of R$ 501 million (+16%) resulting from the growth of 18% in retail sales due to the increased average number of stores and 7% growth in same store sales (4% in mature stores and 6% in mature stores excluding mobile phones). Compared with 2Q17, gross revenue rose 4% reflecting increased average number of stores. In 9M17, gross revenue amounted to R$ 1,459 million, a growth of 20% in relation to 9M16.

Cost of goods sold and gross profit – Cost of goods sold amounted to R$ 324 million (+14%), principally due to higher sales and the annual readjustment in prices of medicines, offset by a growth in trade marketing funds from the pharmaceutical industry, as a result of Extrafarma’s commercial initiatives. Gross profit was R$ 149 million (+21%), principally due to stronger sales and increased funds from trade marketing. In relation to 2Q17, the cost of goods sold rose by 5% and gross profit by 2% due to the increase in sales and in trade marketing funds in the period, partially compensated by inventory gains in 2Q17. In 9M17, cost of goods sold totaled R$ 936 million and gross profit, R$ 441 million, 20% and 21%, respectively above 9M16.

Sales, general and administrative expenses – Total of R$ 157 million (+24%). The increase reflects a 23% higher average number of stores. Excluding the impact of new store openings, sales, general and administrative expenses increased in line with inflation, principally in the light of collective wage agreements closed in 1Q17, compensated by productivity initiatives in the period. In relation to 2Q17, sales, general and administrative expenses increased by 4%, principally due to higher expenses with logistics and store supplying as well as the growth of the network into new regions during the period. In 9M17, sales, general and administrative expenses amounted to R$ 458 million, 24% increase compared to 9M16.

EBITDA – Total of R$ 7 million (+10%). The increase is largely a function of greater sales volume, a reflection of the accelerated expansion of the drugstore network and strategic initiatives taken to raise management standards in the retail pharmacy, notably actions to gain productivity and of trade marketing. These effects were partially attenuated by the higher number of still maturing stores. In relation to 2Q17, EBITDA reported a decline of 28% due largely to inventory gains in 2Q17 and the accelerated expansion pace in 3Q17. In 9M17, EBITDA totaled R$ 21 million, a decline of 13% in relation to 9M16.

Investments – Extrafarma invested R$ 43 million in 3Q17, mainly for opening 30 new stores, the refurbishment of stores and for information technology focused on improving the purchase experience and operational excellence. Out of the amount invested, R$ 34 million were related to the expansion of the drugstore network. Investments over the 9M17 period totaled R$ 101 million, of which R$ 76 million were destined to new stores.

Ultrapar

	3Q17	3Q16	2Q17	Δ (%)	Δ (%)	9M17	9M16	Δ (%)
				3Q17 v 3Q16	3Q17 v 2Q17			9M17 v 9M16
Net sales and services	20,533	19,445	19,173	6%	7%	58,434	58,628	0%
Net earnings[1]	556	380	247	46%	125%	1,173	1,135	3%
Earnings per share attributable to Ultrapar shareholders²	1.02	0.70	0.45	47%	126%	2.16	2.08	4%
EBITDA	1,239	1,029	784	20%	58%	2,996	3,095	(3%)
Investments	542	439	484	24%	12%	1,511	1,123	35%

Amounts in R$ million (except for EPS)

1 Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies

2 Calculated based on the weighted average number of shares over the period, net of shares held in treasury

Net sales and services – Total of R$ 20,533 million (+6%) reflecting growth in revenue at all the businesses. In relation to 2Q17, net sales and services were 7% higher, again due to growth in revenue at all the businesses. In 9M17, net sales and services amounted to R$ 58,434 million, flat in relation to the same period in the preceding year.

EBITDA – Total of R$ 1,239 million (+20%) due to the growth in EBITDA at all the businesses with the exception of Oxiteno, the latter affected by specific industry-related events in the quarter. In relation to 2Q17, EBITDA recorded an increase of 58%, with growth in all the businesses with the exception of Extrafarma. In 9M17, Ultrapar’s EBITDA amounted to R$ 2,996 million, a fall of 3% compared with 9M16.

Depreciation and amortization – Total of R$ 280 million (+2%) reflecting investments over the past 12 months, particularly the expansion of Ipiranga service station network. Compared with 2Q17, total costs and expenses with depreciation and amortization registered a reduction of 5%. In 9M17, costs and expenses with depreciation and amortization amounted to R$ 870 million, 6% greater than 9M16.

Financial result – Ultrapar’s net debt on September 30, 2017 was R$ 6.8 billion (1.6x LTM EBITDA) compared to R$ 5.8 billion on September 30, 2016 (1.4x LTM EBITDA). Ultrapar reported net financial expenses of R$ 121 million, R$ 81 million lower than in 3Q16 due to a year-over-year decline in the CDI - Interbank Rate despite higher net debt and exchange rate effects between periods. In relation to 2Q17, net financial expenses recorded an increase of R$ 8 million, again due to exchange rate factors between periods and a decrease in CDI. In 9M17, net financial expenses totaled R$ 355 million, a decline of 45% compared with 9M16.

Net earnings – Total of R$ 556 million (+46%) due to the growth in EBITDA and lower financial expenses, although attenuated by higher depreciation and amortization. In relation to 2Q17, net income was 125% higher, also a function of the growth in EBITDA. In 9M17, net earnings were R$ 1,173 million, an increase of 3% compared with the same period in 2016.

Operating cash flow – Total of R$ 1,786 million (+R$ 386 million) in 9M17, due to a reduction in the investment in working capital in 9M17 compared with the same period in 2016.

Capital markets

Ultrapar’s financial trading volume in 3Q17 was R$ 140 million/day (+7%) considering trading on both B3 and the NYSE. Ultrapar’s share price closed 3Q17 at R$ 75.31 on B3, a depreciation of 3% in the quarter. During the same period, the Ibovespa posted an appreciation of 18%. Ultrapar’s shares on the NYSE reported an appreciation of 1% in 3Q17, while the Dow Jones Industrial Average was up 5% in the period. Ultrapar closed 3Q17 with a market capitalization of R$ 42 billion (+6%).

Capital markets	3Q17	3Q16	2Q17	9M17	9M16
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization¹ – R$ million	41,903	39,538	43,133	41,903	39,538
B3
Average daily volume (shares)	1,379,750	1,188,995	1,280,059	1,300,357	1,347,418
Average daily volume (R$ 000)	101,662	86,178	94,841	93,470	91,440
Average share price (R$/share)	73.68	72.48	74.09	71.88	67.86
NYSE
Quantity of ADRs² (000 ADRs)	28,791	29,759	29,614	28,791	29,759
Average daily volume (ADRs)	520,579	617,573	585,802	541,059	576,754
Average daily volume (US$ 000)	12,186	13,766	13,416	12,235	11,248
Average share price (US$/ADR)	23.41	22.29	22.90	22.61	19.50
Total
Average daily volume (shares)	1,900,329	1,806,568	1,865,861	1,841,416	1,924,172
Average daily volume (R$ 000)	140,112	130,869	138,126	132,337	130,734

  ¹Calculated based on the closing price of the period.

   21 ADR = 1 common share

Performance of UGPA3 x Ibovespa – 9M17

Indebtedness (R$ million)

Ultrapar consolidated	3Q17	3Q16	2Q17
Debt	(13,122.4)	(9,008.5)	(12,358.4)
Cash and long term investments	6,355.8	3,170.0	6,142.3
Net debt	(6,766.6)	(5,838.5)	(6,216.1)
Net debt/EBITDA LTM	1.64	1.37	1.59
Average cost of debt (% CDI)	96.4%	97.0%	94.9%
Average cash yield (% CDI)	96.2%	95.3%	93.9%

Debt breakdown:

Local currency	8,884.1
Foreign currency	4,073.0
Unrealized losses on swaps transactions	165.3
Total	13,122.4

ULTRAPAR
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 17	SEP 16	JUN 17
ASSETS
Cash, cash equivalents and financial investments	6,259.7	3,160.3	6,124.4
Trade accounts receivable	3,893.9	3,273.9	3,380.8
Inventories	2,967.9	2,514.5	2,588.1
Taxes	667.6	529.3	554.9
Other	211.3	366.0	258.5
Total Current Assets	14,000.5	9,844.0	12,906.8
Investments	153.6	131.8	136.4
Property, plant and equipment and intangibles	9,630.0	8,855.8	9,453.7
Financial investments	96.1	9.8	17.9
Trade accounts receivable	269.4	184.9	252.3
Deferred income tax	474.4	577.3	411.5
Escrow deposits	817.4	772.0	801.9
Other	594.2	335.4	558.3
Total Non-Current Assets	12,035.1	10,867.0	11,631.9

TOTAL ASSETS	26,035.6	20,711.0	24,538.7

LIABILITIES
Loans, financing and debentures	2,955.4	1,766.6	3,091.8
Suppliers	1,578.9	1,098.5	1,165.4
Payroll and related charges	391.2	371.0	325.3
Taxes	349.0	213.3	207.7
Other	305.8	230.5	350.2
Total Current Liabilities	5,580.2	3,679.9	5,140.3
Loans, financing and debentures	10,167.0	7,242.0	9,266.6
Judicial provisions	653.6	703.0	648.2
Post-retirement benefits	129.1	117.9	127.4
Other	349.8	542.4	343.9
Total Non-Current Liabilities	11,299.6	8,605.3	10,386.0
	-	-	-
TOTAL LIABILITIES	16,879.8	12,285.2	15,526.4

STOCKHOLDERS' EQUITY
Capital	5,171.8	3,838.7	5,171.8
Reserves	3,693.5	4,359.4	3,693.5
Treasury shares	(480.2)	(483.9)	(480.2)
Others	743.6	680.0	600.5
Non-controlling interest	27.2	31.5	26.7
Total shareholders’ equity	9,155.8	8,425.8	9,012.3
	-	-	-
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	26,035.6	20,711.0	24,538.7
Cash and financial investments	6,355.8	3,170.0	6,142.3
Debt	(13,122.4)	(9,008.5)	(12,358.4)
Net cash (debt)	(6,766.6)	(5,838.5)	(6,216.1)

ULTRAPAR
In million Reais (except in per share data)
CONSOLIDATED INCOME STATEMENT

	3Q17	3Q16	2Q17	9M17	9M16

Net sales and services	20,532.6	19,445.2	19,173.0	58,433.5	58,267.7

Cost of products and services sold	(18,454.9)	(17,662.3)	(17,590.6)	(53,086.3)	(53,073.3)

Gross profit	2,077.7	1,782.9	1,582.5	5,347.2	5,194.5

Operating expenses
Selling	(729.3)	(675.2)	(721.1)	(2,153.7)	(1,965.3)
General and administrative	(408.7)	(369.6)	(389.2)	(1,160.6)	(1,047.7)
	-	-	-	-	-
Other operating income (expenses), net	15.7	14.5	6.6	78.7	90.1
Income from sale of assets	(0.6)	(0.1)	6.2	(0.8)	(2.1)

Operating income	954.8	752.5	484.9	2,110.8	2,269.5

Financial results
Financial income	150.0	120.2	136.9	451.3	341.1
Financial expenses	(270.8)	(322.4)	(249.8)	(806.1)	(982.3)
Equity in earnings (losses) of affiliates	4.0	2.3	5.7	16.1	5.4

Income before income and social contribution taxes	838.0	552.6	377.7	1,772.1	1,633.7

Provision for income and social contribution taxes

Current	(392.9)	(179.2)	(124.9)	(715.5)	(634.5)
Deferred	97.7	(12.8)	(12.3)	89.5	63.8
Benefit of tax holidays	12.8	19.4	6.7	27.0	72.0

Net Income	555.6	380.1	247.2	1,173.1	1,135.1

Net income attributable to:
Shareholders of Ultrapar	555.1	376.8	246.1	1,169.4	1,126.2
Non-controlling shareholders of the subsidiaries	0.5	3.3	1.1	3.7	8.9

EBITDA	1,239.1	1,029.3	784.2	2,996.4	3,094.7

Depreciation and amortization	280.3	274.5	293.6	869.5	819.8
Total investments, net of disposals and repayments	542.1	438.6	483.8	1,511.2	1,122.9

RATIOS

Earnings per share - R$	1.02	0.70	0.45	2.16	2.08
Net debt / Stockholders' equity	0.74	0.69	0.69	0.74	0.69
Net debt / LTM EBITDA	1.64	1.37	1.59	1.64	1.37
Net interest expense / EBITDA	0.10	0.20	0.14	0.12	0.21
Gross margin	10.1%	9.2%	8.3%	9.2%	8.9%
Operating margin	4.7%	3.9%	2.5%	3.6%	3.9%
EBITDA margin	6.0%	5.3%	4.1%	5.1%	5.3%

Number of employees	15,985	15,034	15,613	15,985	15,034

ULTRAPAR
In million Reais
CONSOLIDATED CASH FLOW STATEMENT

	JAN - SEP
	2017	2016
Cash Flows from (used in) operating activities	1,785.7	1,399.7
Net income	1,173.1	1,135.1
Depreciation and amortization	869.5	819.8
Working capital	122.5	(297.9)
Financial expenses (A)	611.6	389.0
Deferred income and social contribution taxes	(89.5)	(63.8)
Income from sale of assets	0.8	2.1
Cash paid for income and social contribution taxes	(606.1)	(514.4)
Other (B)	(296.3)	(70.1)
Cash Flows from (used in) investing activities	(1,360.3)	(1,077.7)
Additions to fixed and intangible assets, net of disposals	(1,344.3)	(1,046.9)
Acquisition and sale of equity investments	-	(30.8)
Cash of joint-ventures merged	(16.0)	-
Cash Flows from (used in) financing activities	228.6	(1,125.1)
Debt raising	3,292.2	1,200.0
Amortization of debt / Payment of financial lease	(1,588.2)	(620.6)
Interest paid	(535.3)	(830.7)
Dividends paid (C)	(940.2)	(873.6)
Net increase (decrease) in cash and cash equivalents	654.0	(803.1)

Cash and cash equivalents at the beginning of the period (D)	5,701.8	3,973.2

Cash and cash equivalents at the end of the period (D)	6,355.8	3,170.0

(A) Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B) Comprised mainly of noncurrent assets and liabilities variations net.
(C) Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D) Includes long term financial investments.

IPIRANGA
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 17	SEP 16	JUN 17

OPERATING ASSETS
Trade accounts receivable	2,804.3	2,317.2	2,365.9
Trade accounts receivable - noncurrent portion	233.8	151.4	215.4
Inventories	1,821.4	1,452.1	1,462.1
Taxes	360.6	259.7	281.0
Other	510.5	365.2	540.6
Property, plant and equipment, intangibles and investments	4,372.6	4,035.0	4,291.2

TOTAL OPERATING ASSETS	10,103.2	8,580.6	9,156.2

OPERATING LIABILITIES
Suppliers	1,108.3	727.3	774.1
Payroll and related charges	105.8	112.2	87.1
Post-retirement benefits	109.3	99.5	108.4
Taxes	132.9	108.7	98.2
Judicial provisions	106.5	102.5	103.4
Other accounts payable	209.3	200.2	206.6

TOTAL OPERATING LIABILITIES	1,772.1	1,350.4	1,377.9

CONSOLIDATED INCOME STATEMENT

	3Q17	3Q16	2Q17	9M17	9M16

Net sales	17,355.9	16,591.3	16,279.3	49,554.2	50,048.8

Cost of products and services sold	(15,961.0)	(15,423.7)	(15,287.0)	(46,077.3)	(46,740.3)

Gross profit	1,394.9	1,167.6	992.3	3,476.8	3,308.5

Operating expenses
Selling	(406.5)	(385.8)	(420.0)	(1,241.6)	(1,145.9)
General and administrative	(212.8)	(185.6)	(194.2)	(586.1)	(523.4)

Other operating income (expenses), net	15.0	18.4	21.4	56.9	65.3
Income from sale of assets	0.1	(0.3)	(0.1)	(0.3)	(2.5)

Operating income	790.7	614.4	399.4	1,705.7	1,702.1

Equity in earnings (losses) of affiliates	0.3	0.3	0.3	0.9	0.9

EBITDA	954.0	787.7	582.4	2,241.6	2,218.0

Depreciation and amortization	162.9	173.0	182.7	535.0	515.0

RATIOS

Gross margin (R$/m3)	230	197	167	198	186
Operating margin (R$/m3)	131	104	67	97	96
EBITDA margin (R$/m3)	157	133	98	128	124
EBITDA margin (%)	5.5%	4.7%	3.6%	4.5%	4.4%

Number of employees	7,814	7,394	7,743	7,814	7,394

OXITENO
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 17	SEP 16	JUN 17

OPERATING ASSETS
Trade accounts receivable	574.3	510.4	523.3
Inventories	681.3	661.7	685.8
Taxes	149.1	101.3	133.0
Other	146.3	130.6	152.0
Property, plant and equipment, intangibles and investments	1,956.8	1,697.2	1,909.3

TOTAL OPERATING ASSETS	3,507.8	3,101.1	3,403.3

OPERATING LIABILITIES
Suppliers	214.4	178.9	189.3
Payroll and related charges	86.2	76.7	71.1
Taxes	38.6	33.2	33.8
Judicial provisions	15.7	112.0	13.9
Other accounts payable	50.5	33.2	64.6

TOTAL OPERATING LIABILITIES	405.4	434.0	372.7

CONSOLIDATED INCOME STATEMENT

	3Q17	3Q16	2Q17	9M17	9M16

Net sales	1,030.0	956.1	885.1	2,827.5	2,869.1

Cost of goods sold
Variable	(696.8)	(616.8)	(610.2)	(1,915.5)	(1,757.4)
Fixed	(93.5)	(88.8)	(87.5)	(270.3)	(258.1)
Depreciation and amortization	(34.4)	(33.0)	(33.2)	(99.9)	(102.4)

Gross profit	205.3	217.5	154.1	541.8	751.3

Operating expenses
Selling	(83.7)	(70.4)	(70.1)	(224.8)	(207.6)
General and administrative	(89.2)	(85.8)	(87.0)	(260.7)	(246.0)

Other operating income (expenses), net	2.6	0.7	0.1	52.1	2.2
Income from sale of assets	0.1	(0.2)	(0.8)	(1.7)	0.2

Operating income	35.1	61.9	(3.8)	106.7	300.0

Equity in earnings (losses) of affiliates	0.4	0.3	0.4	1.1	0.9

EBITDA	73.9	98.6	33.8	219.2	413.8

Depreciation and amortization	38.4	36.4	37.1	111.4	112.9

RATIOS

Gross margin (R$/ton)	975	1,088	844	920	1,330
Gross margin (US$/ton)	308	335	263	290	374
Operating margin (R$/ton)	167	310	(21)	181	531
Operating margin (US$/ton)	53	95	(6)	57	149
EBITDA margin (R$/ton)	351	493	185	372	732
EBITDA margin (US$/ton)	111	152	58	117	206

Number of employees	1,896	1,899	1,877	1,896	1,899

ULTRAGAZ
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 17	SEP 16	JUN 17

OPERATING ASSETS
Trade accounts receivable	343.1	276.3	322.5
Trade accounts receivable - noncurrent portion	35.3	33.1	36.5
Inventories	120.4	86.0	90.6
Taxes	83.8	64.4	70.1
Escrow deposits	209.1	202.4	208.6
Other	65.7	47.9	55.4
Property, plant and equipment, intangibles and investments	975.8	944.4	975.0

TOTAL OPERATING ASSETS	1,833.2	1,654.3	1,758.7

OPERATING LIABILITIES
Suppliers	64.4	50.9	52.6
Payroll and related charges	126.0	119.9	102.5
Taxes	9.3	7.5	9.2
Judicial provisions	108.8	103.5	107.6
Other accounts payable	47.2	32.1	43.1

TOTAL OPERATING LIABILITIES	355.7	313.8	315.0

CONSOLIDATED INCOME STATEMENT

	3Q17	3Q16	2Q17	9M17	9M16

Net sales	1,576.0	1,411.1	1,472.9	4,401.2	3,986.7

Cost of sales and services	(1,304.2)	(1,180.4)	(1,235.9)	(3,673.8)	(3,329.3)

Gross profit	271.7	230.6	237.0	727.4	657.4

Operating expenses
Selling	(102.0)	(110.6)	(101.5)	(294.6)	(300.9)
General and administrative	(60.6)	(54.7)	(59.1)	(170.6)	(154.0)

Other operating income (expenses), net	1.0	1.5	0.7	3.8	2.8
Income from sale of assets	(0.8)	0.8	2.2	2.0	0.8

Operating income	109.4	67.6	79.5	268.1	206.1

Equity in earnings (losses) of affiliates	(0.0)	(0.0)	0.9	0.9	(0.0)

EBITDA	157.0	107.5	124.1	401.4	324.4

Depreciation and amortization	47.6	39.9	43.7	132.5	118.4

RATIOS

Gross margin (R$/ton)	590	494	532	551	498
Operating margin (R$/ton)	238	145	178	203	156
EBITDA margin (R$/ton)	341	230	279	304	246

Number of employees	3,638	3,640	3,639	3,638	3,640

ULTRACARGO
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 17	SEP 16	JUN 17

OPERATING ASSETS
Trade accounts receivable	35.3	38.9	36.0
Inventories	6.8	6.9	6.6
Taxes	0.5	4.1	0.7
Other¹	17.8	194.6	27.0
Property, plant and equipment, intangibles and investments	947.1	902.9	927.3

TOTAL OPERATING ASSETS	1,007.5	1,147.3	997.7

OPERATING LIABILITIES
Suppliers	26.4	16.6	16.2
Payroll and related charges	23.0	20.4	18.5
Taxes	5.7	5.5	6.1
Judicial provisions	26.0	10.7	26.3
Other accounts payable²	129.0	68.1	185.7

TOTAL OPERATING LIABILITIES	210.2	121.4	252.7

¹ Trade receivables - indemnification insurance company
² Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables - indemnification clients

CONSOLIDATED INCOME STATEMENT

	3Q17	3Q16	2Q17	9M17	9M16

Net sales	112.3	92.7	106.4	319.4	258.9

Cost of sales and services	(55.2)	(48.2)	(53.7)	(159.2)	(145.2)

Gross profit	57.1	44.5	52.6	160.2	113.7

Operating expenses
Selling	(2.2)	(1.5)	(1.9)	(5.8)	(4.8)
General and administrative	(24.8)	(24.5)	(26.4)	(74.6)	(63.3)

Other operating income (expenses), net	(2.7)	(6.2)	(15.5)	(34.0)	19.8
Income from sale of assets	(0.0)	(0.4)	4.8	4.9	(0.3)

Operating income	27.3	11.9	13.7	50.8	65.1

Equity in earnings (losses) of affiliates	0.5	0.2	0.6	1.3	(0.0)

EBITDA	39.7	23.0	26.1	87.5	97.5

Depreciation and amortization	11.9	10.9	11.8	35.4	32.4

RATIOS

Gross margin	51%	48%	49%	50%	44%
Operating margin	24%	13%	13%	16%	25%
EBITDA margin	35%	25%	25%	27%	38%

Number of employees	710	627	672	710	627

EXTRAFARMA
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 17	SEP 16	JUN 17

OPERATING ASSETS
Trade accounts receivable	146.3	133.7	142.4
Inventories	338.0	307.9	343.0
Taxes	104.3	79.7	99.0
Other	17.5	16.2	17.8
Property, plant and equipment, intangibles and investments	1,078.6	983.6	1,051.0

TOTAL OPERATING ASSETS	1,684.7	1,521.1	1,653.3

OPERATING LIABILITIES
Suppliers	170.2	123.6	136.3
Payroll and related charges	50.0	41.7	45.8
Taxes	14.3	2.9	13.9
Judicial provisions	61.1	59.3	60.2
Other accounts payable	11.2	11.4	12.9

TOTAL OPERATING LIABILITIES	306.7	238.8	269.1

CONSOLIDATED INCOME STATEMENT

	3Q17	3Q16	2Q17	9M17	9M16

Gross Revenues	500.8	432.8	481.7	1,458.5	1,213.9

Sales returns, discounts and taxes	(28.1)	(25.1)	(27.4)	(81.7)	(69.0)

Net sales	472.7	407.7	454.3	1,376.8	1,144.9

Cost of products and services sold	(324.1)	(285.2)	(308.0)	(936.0)	(781.5)

Gross profit	148.5	122.5	146.3	440.8	363.4

Operating expenses	(157.1)	(126.9)	(151.1)	(458.3)	(370.0)
Other operating income (expenses), net	(0.1)	0.0	(0.1)	(0.2)	(0.1)
Income from sale of assets	(0.0)	(0.1)	(0.0)	(5.7)	(0.2)

Operating income	(8.6)	(4.4)	(4.9)	(23.4)	(7.0)

EBITDA	7.0	6.4	9.8	20.9	23.8

Depreciation and amortization	15.6	10.8	14.7	44.2	30.9

RATIOS[1]

Gross margin (%)	30%	28%	30%	30%	30%
Operating margin (%)	-2%	-1%	-1%	-2%	-1%
EBITDA margin (%)	1%	1%	2%	1%	2%

Number of employees	6,280	5,541	5,989	6,280	5,541

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (11/2017)

Date, Time and Location:

November 8, 2017, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

  As part of the ongoing monitoring of the business strategy, the members of the Board of Directors continued the analysis of strategic positioning proposal of Ipiranga.

  After having analyzed and discussed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

3.    The members of the Board of Directors discussed and approved the EVA growth targets for the period comprised between 2018 and 2020, in accordance with the proposal presented by the Executive Officers and endorsed by the People and Organization Committee.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 08, 2017)

  The members of the Board of Directors were updated on the compliance and internal controls program adopted by the Company.

  The members of the Board of Directors approved, based on the Company’s Stock-Based Incentive Plan approved at the Annual and Extraordinary General Shareholders’ Meeting of the Company held on April 19, 2017 (the “Plan”), notably in item 4.2 of the Plan:

(i) the 1st Incentive Program of Restricted Stock-Based Incentive Plan (“1st Restricted Stock Program”), which shall be filed at the Company’s headquarters, which sets forth, amongst other provisions, the usufruct of equity rights on all shares to the 1st Restricted Stock Program in favor of the participants; the vesting period of six years as from the beginning of the participant’s term; and price and form of payment to the participants; always pursuant to the provisions of the Plan.

(ii) the 1st Incentive Program Based on Restricted and Performance Stock (“1st Restricted and Performance Stock Program”), which shall also be filed at the Company’s headquarters, which sets forth, amongst other provisions, the usufruct of equity rights on 50% of the shares subject to the 1st Restricted and Performance Stock Program in favor of the participants; Company’s performance target (as approved by this Board), which the transfer of ownership of 50% of the shares subject to the 1st Restricted and Performance Stock Program (shares not subject to usufruct) will be subjected to; vesting period of up to 5 years in three tranches; and non- encumbrance to the participants; always pursuant to the provisions of the Plan.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 08, 2017)

(iii) the list that is filed at the Company’s headquarters, of the participants appointed to take part in the 1st Restricted Stock Program and the 1st Restricted and Performance Stock Program, as per the appointments of the Company’s People and Organization Committee, authorizing the signature of such agreements between the Company and each participant of the programs herein approved, pursuant to draft filed at the Company’s headquarters, as well as the grant of usufruct and transfer of shares, pursuant to the terms and conditions provided in each agreement. The members of the Board of Directors are not eligible to the approved programs.

  The Company’s Executive Officers are hereby authorized to practice all acts and to execute all and any document required to perform the resolution number 5 above.
  The members of the Board of Directors verified, under the Securities Trading Policy of the Company, the compliance of negotiations performed by beneficiaries of individual investment programs with those programs duly filed by them with the Company.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the member of the Fiscal Council.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 08, 2017)

Paulo Guilherme Aguiar Cunha – Chairman

Pedro Wongtschowski – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Lucio de Castro Andrade Filho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Member of the Fiscal Council:

Flavio Cesar Maia Luz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2017

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended September 30, 2017 Report on Review of Interim Financial Information, 3Q17 Earnings release and Board of Directors Minutes)